  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 18, 1995
                                                    REGISTRATION NO. 33-
                                                    CIK #910905

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               -----------------

                            REGISTRATION STATEMENT
                                      ON
                                   FORM S-6
                               -----------------

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:  SPIRE DEFINED FUNDS SERIES 38

B.  NAME OF DEPOSITOR:  EVEREN SECURITIES, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                         SPIRE UNIT INVESTMENT TRUSTS
                       77 West Wacker Drive, 29th Floor
                           Chicago, Illinois  60601

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                         Copy to:
              Robert K. Burke                         MARK J. KNEEDY
        Spire Unit Investment Trusts              c/o Chapman and Cutler
      77 West Wacker Drive, 29th Floor            111 West Monroe Street
          Chicago, Illinois  60601               Chicago, Illinois  60603


                        CALCULATION OF REGISTRATION FEE

    Title and amount of                         Proposed maximum    Amount of
securities being registered                    aggregate offering registration
                                                      price            fee

         Series 38    An indefinite number of      Indefinite          $500
                      Units of Beneficial Interest
                      pursuant to Rule 24f-2 under
                      the Investment Company Act of 1940

--------------------------------------------------------------------------------

E.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

     As soon as practicable after the effective date of the Registration Statement.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                         SPIRE DEFINED FUNDS SERIES 38

                               -----------------

                             CROSS-REFERENCE SHEET

                (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                        TO THE PROSPECTUS IN FORM S-6)

              Form N-8B-2                                     Form S-6
              Item Number                               Heading in Prospectus
              -----------                               ---------------------

                    I.  ORGANIZATION AND GENERAL INFORMATION

     1.  (a)  Name of trust..........................  }Prospectus front cover
         (b)  Title of securities issued.............  }Essential Information
     2.  Name and address of each depositor..........  }Administration of the Trusts
     3.  Name and address of trustee.................  }   *
     4.  Name and address of principal underwriters..  }Underwriting
     5.  State of organization of trust..............  }The Trust Funds
     6.  Execution and termination of trust
         agreement...................................  }The Trust Funds;
                                                       }Administration of the Trusts
     7.  Changes of name.............................  }The Trust Funds
     8.  Fiscal year.................................  }   *
     9.  Litigation..................................  }   *

                   II.  GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST
    10.  (a)  Registered or bearer securities........  }Unitholders
         (b)  Cumulative or distributive securities..  }The Trust Funds
         (c)  Redemption.............................  }Redemption
         (d)  Conversion, transfer, etc..............  }Unitholders; Market for Units
         (e)  Periodic payment plan..................  }   *
         (f)  Voting rights..........................  }Unitholders
                                                       }Investment Supervision;
         (g)  Notice of certificateholders...........  }Administration of the Trusts;
                                                       }Unitholders
         (h)  Consents required......................  }Unitholders; Administration
                                                       }of the Trusts
         (i)  Other provisions.......................  }Federal Tax Status; Insurance
                                                       }on the Portfolios of the
                                                       }Insured Trust Funds
    11.  Type of securities comprising units.........  }The Trust Funds; Portfolios
    12.  Certain information regarding periodic

                                      -I-

               payment certificates..................  }   *
    13.  (a)  Load, fees, expenses, etc..............  }Interest, Estimated Long-Term
                                                       }Return
                                                       }and Estimated Current
                                                       }Return; Expenses of the
                                                       }Trust
         (b)  Certain information regarding
               periodic payment certificates.........  }  *
         (c)  Certain percentages....................  }Essential Information; Public
                                                       }Offering of Units; Insurance
                                                       }on the Portfolios of the
                                                       }Insured Trust Funds
         (d)  Certain other fees, etc. payable
               by holders............................  }Unitholders
         (e)  Certain profits receivable by
               depositor, principal, underwriters,
               writers, trustee or affiliated          }Expenses of the Trusts;
               persons...............................  }Public Offering of Units
         (f)  Ratio of annual charges to income......  }  *

                                                       }The Trust Funds;
    14.  Issuance of trust's securities..............  }Unitholders
    15.  Receipt and handling of payments
          from purchasers............................  }  *
    16.  Acquisition and disposition of
          underlying securities......................  }The Trust Funds; Portfolios;
                                                       }Investment Supervision
                                                       }Market for Units;
     17. Withdrawal or redemption....................  }Redemption; Public Offering
                                                       }of Units
     18. (a)  Receipt, custody and disposition
               of income.............................  }Unitholders
         (b)  Reinvestment of distributions..........  }Distribution Reinvestment
         (c)  Reserves or special funds..............  }Expenses of the Trusts
         (d)  Schedule of distributions..............     *
                                                       }Unitholders;
     19. Records, accounts and reports...............  }Redemption; Administration
                                                       }of the Trusts
     20. Certain miscellaneous provisions of
               trust agreement
         (a)  Amendment..............................  }Administration of the Trusts
         (b)  Termination............................  }  *
         (c)  and (d) Trustee, removal and successor.  }Administration of the Trusts
         (e)  and (f) Depositor, removal and
               successor.............................  }Administration of the Trusts
     21. Loans to security holders...................  }  *
     22. Limitations on liability....................  }Administration of the Trusts
     23. Bonding arrangements........................  }  *


                                     -II-



     24.  Other material provisions of trust
          agreement....................................  }  *

                       III.  ORGANIZATION, PERSONNEL AND
                        AFFILIATED PERSONS OF DEPOSITOR

     25.  Organization of depositor....................  }Administration of the Trusts
     26.  Fees received by depositor...................  }See Items 13(a) and 13(e)
     27.  Business of depositor........................  }Administration of the Trusts
     28.  Certain information as to officials and
            affiliated persons of depositor............  }Administration of the Trusts
     29.  Voting securities of depositor...............  }   *
                                                         }Administration of the Trusts

     30.  Persons controlling depositor................  }   *
     31.  Payment by depositor for certain services
            rendered to trust..........................  }   *
     32.  Payment by depositor for certain other
            services rendered to trust.................  }   *

     33.  Remuneration of employees of depositor
            for certain services rendered to trust.....  }   *
     34.  Remuneration of other persons for certain
            services rendered to trust.................  }   *

                        IV. DISTRIBUTION AND REDEMPTION

     35.  Distribution of Trust's securities
            by states..................................  }Public Offering of Units
     36.  Suspension of sales of trust's securities      }   *
     37.  Revocation of authority to distribute          }   *
     38.  (a)  Method of Distribution..................  }Public Offering of Units;
          (b)  Underwriting Agreements.................  }Market for Units;
          (c)  Selling Agreements......................  }Public Offering of Units
     39.  (a)  Organization of principal underwriters    }Administration of the Trusts
          (b)  N.A.S.D. membership of principal
                 underwriters..........................  }   *
     40.  Certain fees received by principal
            underwriters...............................  }See Items 13(a) and 13(e)
     41.  (a)  Business of principal underwriters......  }Administration of the Trusts
          (b)  Branch offices of principal               }
                 underwriters..........................  }   *
          (c)  Salesmen of principal underwriters......  }   *
     42.  Ownership of trust's securities by             }
            certain persons............................  }   *
     43.  Certain brokerage commissions received by

                                     -III-

            principal underwriters....................  }Public Offering of Units
     44.  (a)  Method of valuation....................  }Public Offering of Units
          (b)  Schedule as to offering price..........  }   *
          (c)  Variation in offering price to
                 certain persons......................  }Public Offering of Units
     45.  Suspension of redemption rights.............  }Redemption
                                                        }Redemption; Market for
     46.  (a)  Redemption valuation...................  }Units; Public Offering of
                                                        }Units
          (b)  Schedule as to redemption price........  }   *

                                                        }Market for Units;
     47.  Maintenance of position in underlying.......  }Public Offering of Units;
                                                        }Redemption

                     V.  INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN

     48.  Organization and regulation of trustee......  }Administration of the Trusts
     49.  Fees and expenses of trustee................  }Expenses of the Trusts
     50.  Trustee's lien..............................  }   *

                    VI.  INFORMATION CONCERNING INSURANCE OF
                             HOLDERS OF SECURITIES

     51.  Insurance of holders of trust's
            securities................................  }Cover Page; Expenses of the
                                                        }Trusts; Insurance on the
                                                        }Portfolios of the Insured Trust
                                                        }Funds

                           VII.  POLICY OF REGISTRANT

     52.  (a)  Provisions of trust agreement with
                 respect to selection or elimination..  }The Trust Funds; Portfolios;
                  of underlying securities............  }Investment Supervision
          (b)  Transactions involving elimination of
                underlying securities.................  }   *
          (c)  Policy regarding substitution or
                 elimination of underlying securities.  }Investment Supervision
          (d)  Fundamental policy not otherwise
                 covered..............................  }   *
                                                        }Essential Information;
     53.  Tax status of Trust.........................  }Portfolios
                                                        }Federal Tax Status


                                     -IV-


                  VIII.  FINANCIAL AND STATISTICAL INFORMATION

     54.  Trust's securities during last ten years....  }   *
     55.                                                }   *
     56.  Certain information regarding periodic        }   *
     57.    payment certificates......................  }   *
     58.                                                }   *
     59.  Financial statements (Instruction 1(c)
            to Form S-6)..............................  }   *


                                      -V-

                Preliminary Prospectus Dated September 18, 1995
                         Spire Defined Funds Series 38


                                                       (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

KEMPER DEFINED FUNDS SERIES 37

Rolling Income Treasury Series 1 was formed to obtain safety of capital and current monthly distributions of interest through an investment in a portfolio of U.S. Treasury Obligations that are backed by the full faith and credit of the United States Government. The Trust has been designed to maintain a short average maturity, ranging between 9 and 15 months, averaging approximately 1 year. This Trust seeks to reduce Unit price fluctuations with changing interest rates by reinvesting approximately twice a year through September, 2005 the proceeds of maturing U.S. Treasury Obligations into additional U.S. Treasury Obligations with maturities of approximately two years so that the Trust will maintain a portfolio with a weighted average maturity of approximately 1 year for most of the Trust's life. Units of the Trust are rated "AAA" by Standard & Poor's.

Rolling Income Treasury Series 2 was also formed to obtain safety of capital and current monthly distributions of interest through an investment in a portfolio of U.S. Treasury Obligations that are backed by the full faith and credit of the United States Government. The Trust has been designed to maintain a short average maturity, ranging between 2 and 3 years, averaging approximately 2 1/2 years. This Trust seeks to reduce Unit price fluctuations with changing interest rates by reinvesting annually through June, 2010 the proceeds of maturing U.S. Treasury Obligations into additional U.S. Treasury Obligations with maturities of approximately five years so that the Trust will maintain a portfolio with a weighted average maturity of approximately 2 1/2 years for most of the Trust's life. Units of the Trust are rated "AAA" by Standard & Poor's.

U.S. Treasury Portfolio Series 15 (the "U.S. Treasury Portfolio Series") was formed for the purpose of providing safety of capital and investment flexibility through an investment in a portfolio of U.S. Treasury Obligations that are backed by the full faith and credit of the United States government. Units of the Trust are rated "AAA" by Standard & Poor's.

Interest income distributed by the Trusts is exempt from state personal income taxes in all states. U.S. Treasury Portfolio Series 15 is available to non-resident aliens and the income from such Trust, provided certain conditions are met, will be exempt from withholding for U.S. federal income tax for such foreign investors. A FOREIGN INVESTOR MUST PROVIDE A COMPLETED W-8 FORM TO HIS FINANCIAL REPRESENTATIVE OR THE TRUSTEE TO AVOID WITHHOLDING ON HIS ACCOUNT. The value of the Units, the estimated current return and the estimated long-term return to new purchasers will fluctuate with the value of the portfolio which will generally decrease inversely with changes in interest rates.

Units of the Trusts are not deposits or obligations of, or guaranteed by, any bank, and Units are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation and involve investment risk including loss of principal.

-------------------------------------------------------------------------------
                    SPONSOR: KEMPER UNIT INVESTMENT TRUSTS
                     a service of Kemper Securities, Inc.

-------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The investor is advised to read and retain this Prospectus for future reference.

             THE DATE OF THIS PROSPECTUS IS AUGUST 24, 1995.

SUMMARY

PUBLIC OFFERING PRICE. The Public Offering Price per Unit of a Trust Fund during the initial offering period is equal to a pro rata share of the offering prices of the Securities in such Trust Fund plus or minus a pro rata share of cash, if any, in the Principal Account held or owned by such Trust Fund, plus accrued interest plus that sales charge (which consists of an initial sales charge and a deferred sales charge in the case of a Rolling Income Treasury Series) indicated under "Essential Information." The secondary market Public Offering Price per Unit will be based upon a pro rata share of the bid prices of the Securities in each Trust Fund plus or minus a pro rata share of cash, if any, in the Principal Account held or owned by such Trust Fund, plus accrued interest plus the applicable sales charge indicated under "Public Offering of Units--Public Offering Price" (which consists of an initial sales charge and a deferred sales charge in the case of a Rolling Income Treasury Series). The sales charge is reduced on a graduated scale for certain sales. The minimum purchase for each Trust is $1,000.

INTEREST AND PRINCIPAL DISTRIBUTIONS. Distributions of the estimated annual interest income to be received by each Trust Fund, after deduction of estimated expenses, will be made monthly. See "Essential Information." Distributions of funds, if any, in the Principal Account will be made as provided in "General Information--Unitholders--Distributions to Unitholders."

REINVESTMENT. Each Unitholder of a Trust Fund offered herein may elect to have distributions of principal or interest or both automatically invested without charge in shares of certain mutual funds sponsored by Kemper Financial Services, Inc. See "General Information--Distribution Reinvestment."

ESTIMATED LONG-TERM RETURN AND ESTIMATED CURRENT RETURN. As of the opening of business on the Initial Date of Deposit, the Estimated Long-Term Return and the Estimated Current Return, if applicable, for each Trust were as set forth in "Essential Information." The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and Evaluator and with the reinvestment of principal, principal prepayment, redemption, maturity and exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the accrued interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements or average lives of all of the Securities in the applicable Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements or average lives of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only net annual interest income and Public Offering Price.

MARKET FOR UNITS. After the initial offering period, while under no obligation to do so, the Sponsor intends to, and certain Underwriters may, maintain a market for the Units and offer to repurchase such Units at prices subject to change at any time which are based on the aggregate bid side evaluation of the Securities in a Trust plus accrued interest.

RISK FACTORS. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a security when due, volatile interest rates, early call provisions, changes to the tax status of the Securities and the early return of principal if reinvestment is not practical in the case of the Rolling Income Treasury Series. See "The Rolling Income Treasury Series--Risk Factors" and "The U.S. Treasury Portfolio Series--Risk Factors."

KEMPER DEFINED FUNDS SERIES 37

ESSENTIAL INFORMATION
AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT
SPONSOR AND EVALUATOR: KEMPER UNIT INVESTMENT TRUSTS, A SERVICE OF
                   KEMPER SECURITIES, INC.
          TRUSTEE: INVESTORS FIDUCIARY TRUST COMPANY

The income, expense and distribution data set forth below has been calculated for Unitholders purchasing less than 25,000 Units of a Rolling Income Treasury Series or less than 50,000 Units of a U.S. Treasury Portfolio Series. Unitholders purchasing 25,000 Units or more of a Rolling Income Treasury Series or 50,000 Units or more of a U.S. Treasury Portfolio Series will receive a slightly higher return because of the reduced sales charge for larger purchases.

                                          ROLLING       ROLLING        U.S.
                                           INCOME        INCOME      TREASURY
                                          TREASURY      TREASURY     PORTFOLIO
                                          SERIES 1      SERIES 2     SERIES 15
                                        ------------  ------------  -----------
Public Offering Price per Unit (1)(2).  $     10.163  $     10.174  $    10.056
Principal Amount of Securities per
 Unit.................................  $     10.000  $     10.000  $    10.000
Estimated Current Return based on
 Public Offering Price (3)(4)(5)(6)...          5.37%         5.25%        5.40%
Estimated Long-Term
 Return (3)(4)(5)(6)..................          5.34%         5.51%        5.38%
Estimated Normal Annual Distribution
 per Unit (6).........................  $    0.54605  $    0.53370  $   0.54300
Principal Amount of Securities........  $    400,000  $    500,000  $   500,000
Number of Units.......................        40,000        50,000       50,000
Fractional Undivided Interest per
 Unit.................................      1/40,000      1/50,000     1/50,000
Calculation of Public Offering Price--
 Less than 25,000 Units of Rolling
 Income Treasury Series, 50,000 Units
 of U.S. Treasury Portfolio Series:
 Aggregate Offering Price of
  Securities..........................  $    400,015  $    496,015  $   493,984
 Aggregate Offering Price of
  Securities per Unit.................  $     10.000  $      9.920  $     9.880
 Plus Maximum Sales Charge per
  Unit (7)............................  $      0.445  $      0.790  $     0.176
 Less Deferred Sales Charge per Unit
  (7).................................  $      0.282  $      0.536          N/A
 Public Offering Price per
  Unit (1)(2).........................  $     10.163  $     10.174  $    10.056
Redemption Price per Unit.............  $      9.975  $      9.895  $     9.855
Sponsor's Initial Repurchase Price per
 Unit.................................  $     10.000  $      9.920  $     9.880
Excess of Public Offering Price per
 Unit over Redemption Price per Unit..  $      0.188  $      0.279  $     0.201
Excess of Public Offering Price per
 Unit over Sponsor's Initial
 Repurchase Price per Unit............  $      0.163  $      0.254  $     0.176
Calculation of Estimated Net Annual
 Interest Income per Unit (6):
 Estimated Annual Interest Income.....  $    0.59375  $    0.58750  $   0.55500
 Less: Estimated Annual Expense.......  $    0.04770  $    0.05380  $   0.01200
 Estimated Net Annual Interest Income.  $    0.54605  $    0.53370  $   0.54300
Initial Estimated Daily Rate of Net
 Interest Accrual per Unit (10).......  $0.001516806  $0.001482500  $0.00150833
Minimum Principal Value of the Trust
 under which Trust Agreement may be
 terminated...........................        40% of maximum par value

Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of business of the Sponsor (currently 3:15 p.m. Central Time) next following receipt of an order for a sale or purchase of Units or receipt by Investors Fiduciary Trust Company of Units tendered for redemption.

                                                                       U.S.
                                       ROLLING INCOME ROLLING INCOME TREASURY
                                          TREASURY       TREASURY    PORTFOLIO
                                          SERIES 1       SERIES 2    SERIES 15
                                       -------------- -------------- ---------
Trustee's Annual Fee per $1,000 prin-
 cipal amount of Securities (8).......    $   1.66       $   1.77    $  0.650
Reduction of Trustee's fee per Unit
 during the first year (6)............        None           None        None
Estimated annual interest income per
 Unit during the first year (6).......    $0.59375       $0.58750    $0.55500
Interest Payments (Until first Rein-
 vestment for Rolling Income Treasury
 Series) (9)(10):
 First Payment per Unit, representing                                $0.00302
  2 days..............................    $0.00303       $0.00297
 Estimated Normal Monthly Distribution                               $0.04525
  per Unit............................    $0.04550       $0.04448
 Estimated Normal Annual Distribution                                $0.54300
  per Unit............................    $0.54600       $0.53376
Maximum Sales Charge (7):
 As a percentage of Public Offering
  Price per Unit......................       4.379%         7.765%      1.750%
 As a percentage of net amount invest-
  ed..................................       4.450%         7.964%      1.781%
 As a percentage of net amount in-
  vested in earning
  assets..............................       4.450%         7.964%      1.781%

Date of Trust Agreements....... August 24, 1995
First Settlement Date.......... August 29, 1995
Mandatory Termination Date..... December 31, 2016
Evaluator's Annual Evaluation   Maximum of $0.25 per $1,000 Principal Amount of
 Fee........................... Securities.
Sponsor's Annual Surveillance   Maximum of $0.10 per $1,000 Principal Amount of
 Fee........................... Securities.

---------------------
 (1) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price.
 (2) Many unit investment trusts issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Initial Date of Deposit a Principal Amount of Securities per Unit of $10.
 (3) The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Public Offering of Units--Public Offering Price."
 (4) The Estimated Current Returns are calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the reinvestment of principal, principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the accrued interest; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirement dates of all of the Securities in the applicable Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirement dates of the Securities and expenses of each Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Returns reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only net annual interest income and Public Offering Price.
 (5) This figure is based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the reinvestment of principal, principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows to Unitholders for the Trusts are either set forth under "Estimated Cash Flows to Unitholders" for each Trust or are available upon request at no charge from the Sponsor.
 (6) During the first year, the Trustee has agreed to reduce its fee (and to the extent necessary pay expenses of the Trust Funds) in the amounts stated above. The Trustee has agreed to the foregoing to cover all or a portion of the interest on any Securities accruing prior to their expected dates of delivery, since interest will not accrue to the benefit of Unitholders of a Trust Fund until such Securities are actually delivered to the Trust Fund. The estimated net annual interest income per Unit will remain as indicated. See "The Trust Funds" and "General Information--Interest, Estimated Long-Term Return and Estimated Current Return."

 (7) The Maximum Sales Charge in connection with Rolling Income Treasury Series 1 and Series 2 consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units and represents an amount equal to 1.60% and 2.50% of the Public Offering Price for Series 1 and Series 2, respectively. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in a Trust. In addition to the initial sales charge, Unitholders will pay an annual deferred sales charge of .25% and .30% of the Principal Amount of Securities for Series 1 and Series 2, respectively, per Unit which will be assessed on a daily basis. Units purchased subsequent to the initial deferred sales charge payment will be subject only to that portion of the deferred sales charge payments not yet collected (plus the applicable initial sales charge). These deferred sales charge payments will be paid from funds in the Interest Account, if sufficient, or from the periodic sale of Securities. Units redeemed or sold prior to such time as the entire deferred sales charge on such Units has been collected will not be assessed the amount of the remaining deferred sales charge at the time of such redemption. Purchasers of U.S. Treasury Portfolio Series 15 will not be assessed a deferred sales charge but will pay a one time sales charge as set forth above only.

 (8) See "General Information--Expenses of the Trusts."

 (9) Unitholders will receive interest distributions monthly. The Record Date is the first day of the month, commencing September 1, 1995, and the distribution date is the fifteenth day of the month, commencing September 15, 1995.
(10) Estimated Daily, Monthly and Annual Distributions per Unit will change after the first Reinvestment for Rolling Income Treasury Series.

FEE TABLE

This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in a Trust will bear directly or indirectly. See "Public Offering of Units" and "General Information--Expenses of the Trusts." Although each Trust is a unit investment trust rather than a mutual fund and may have a term of less than the periods indicated, this information is presented to permit a comparison of fees.

                       ROLLING INCOME TREASURY SERIES 1

                                                                      AMOUNT PER
                                                                      100 UNITS
                                                                      ----------
UNITHOLDER TRANSACTION EXPENSES (AS OF THE INITIAL DATE OF
 DEPOSIT)
 Initial Sales Charge Imposed on Purchase (as a percent-
  age of offering price)..................................   1.60%      $16.30
 Annual Deferred Sales Charge (accumulated over the 12
  year term of the trust) (as a percentage of par value)..   2.82%(1)    28.20
                                                            ------      ------
                                                             4.42%      $44.50
                                                            ======      ======
ESTIMATED ANNUAL FUND OPERATING EXPENSES
 (AS A PERCENTAGE OF PAR VALUE)
 Trustee's Fee............................................  0.166%      $ 1.66
 Portfolio Supervision and Evaluation Fees................  0.035%         .35
 Other Operating Expenses.................................  0.026%         .26
                                                            ------      ------
   Total..................................................  0.227%      $ 2.27
                                                            ======      ======

                                    EXAMPLE

                                                  CUMULATIVE EXPENSES PAID FOR
                                                           PERIOD OF:
                                                 -------------------------------
                                                 1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                                 ------ ------- ------- --------
An investor would pay the following expenses on
 a $1,000 investment, assuming a 1.6% initial
 sales charge, a 0.25% deferred sales charge
 and an estimated operating expense ratio of
 0.227% on the Trust and a 5% annual return on
 the investment throughout the periods.........  $21.69 $33.94  $47.94   $87.56

                       ROLLING INCOME TREASURY SERIES 2

                                                                      AMOUNT PER
                                                                      100 UNITS
                                                                      ----------
UNITHOLDER TRANSACTION EXPENSES (AS OF THE INITIAL DATE OF
 DEPOSIT)
 Initial Sales Charge Imposed on Purchase (as a percent-
  age of offering price)..................................   2.50%      $25.40
 Deferred Sales Charge (accumulated over the 20 year life
  of the trust) (as a percentage of
  par value)..............................................   5.36%(1)    53.60
                                                            ------      ------
                                                             7.86%      $79.00
                                                            ======      ======
ESTIMATED ANNUAL FUND OPERATING EXPENSES
 (AS A PERCENTAGE OF PAR VALUE)
 Trustee's Fee............................................  0.177%      $ 1.77
 Portfolio Supervision and Evaluation Fees................  0.035%         .35
 Other Operating Expenses.................................  0.026%         .26
                                                            ------      ------
   Total..................................................  0.238%      $ 2.38
                                                            ======      ======

                                    EXAMPLE

                                                  CUMULATIVE EXPENSES PAID FOR
                                                           PERIOD OF:
                                                 -------------------------------
                                                 1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                                 ------ ------- ------- --------
An investor would pay the following expenses on
 a $1,000 investment, assuming a 2.5% initial
 sales charge, a 0.30% deferred sales charge
 and an estimated operating expense ratio of
 0.238% on the Trust and a 5% annual return on
 the investment throughout the periods.........  $31.76 $46.33  $62.38  $110.08

---------------------
 * Reference is made to the Trust Agreements, and any statements contained herein are qualified in their entirety by the provisions of the Trust Agreements.
The examples utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The examples should not be considered representations of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.
--------

(1) The actual fee is .25% and .30% of the principal amount of securities per Unit per year for Series 1 and Series 2, respectively, irrespective of purchase or redemption price, assessed daily through the termination of the Trusts. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected (and the applicable initial sales charge). Units redeemed or sold prior to such time as the entire deferred sales charge on such Units has been collected will not be assessed the amount of the remaining deferred sales charge at the time of such redemption or sale.

THE TRUST FUNDS

Kemper Defined Funds Series 37 includes the following separate unit investment trusts created by the Sponsor under the name Kemper Defined Funds: "Rolling Income Treasury Series 1," "Rolling Income Treasury Series 2," (the "Rolling Income Treasury Series") and "U.S. Treasury Portfolio Series 15" (the "U.S. Treasury Portfolio Series") (collectively, the "Trusts" or "Trust Funds"). Each of the Trust Funds is separate and is designated by a different series number. Each of the Trust Funds was created under the laws of the State of Missouri pursuant to a trust indenture dated the Initial Date of Deposit (the "Trust Agreements") between Kemper Unit Investment Trusts, a service of Kemper Securities, Inc. (the "Sponsor") and Investors Fiduciary Trust Company (the "Trustee").*

The Rolling Income Treasury Series were formed for the purpose of providing safety of capital and currently monthly distributions of interest through an investment in a portfolio of U.S. Treasury Obligations that are backed by the full faith and credit of the United States government. The Rolling Income Treasury Series also seek to provide an extendible investment by reinvesting the proceeds of maturing Securities into new U.S. Treasury securities with similar maturities. This reinvestment strategy is designed to produce a higher overall yield than shorter-term investments with less price volatility than longer-term investments.

The U.S. Treasury Portfolio Series was formed for the purpose of providing safety of capital and investment flexibility through an investment in a portfolio of U.S. Treasury Obligations that are backed by the full faith and credit of the United States government.

The Rolling Income Treasury Series and the U.S. Treasury Portfolio Series were also formed for the purpose of providing protection against changes in interest rates and also passing through to Unitholders in all states the exemption from state personal income taxes afforded to direct owners of U.S. obligations. The value of the Units, the estimated current return and the estimated long-term return to new purchasers will fluctuate with the value of the Securities in each portfolio which will generally decrease or increase inversely with changes in interest rates.

There is, of course, no guarantee that the Trust Funds' objectives will be achieved.

As used herein, the terms "Securities" and "Bonds" mean the obligations initially deposited in the Trusts described under "Portfolio" for each Trust (including all contracts to purchase such obligations accompanied by an irrevocable letter of credit sufficient to perform such contracts initially deposited in the Trusts) and any additional obligations deposited in the Trusts following the Initial Date of Deposit. As used herein, the term "U.S. Treasury Obligations" means the obligations (and contracts) included in the Rolling Income Treasury Series and the U.S. Treasury Portfolio Series.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee that aggregate principal amount of Securities or contracts for the purchase thereof for deposit in the Trust Funds as set forth under "Essential Information." Of such principal amount, the amount specified in "Essential Information" was deposited in each Trust. In exchange for the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units for each Trust as indicated under "Essential Information." Each Trust initially consists of delivery statements (i.e., contracts) to purchase obligations. The Sponsor has a limited right of substitution for such Securities in the event of a failed contract. See "General Information--Trust Information."

Additional Units of each Trust may be issued from time to time following the Initial Date of Deposit by depositing in the Trust additional Securities or contracts to purchase thereof together with irrevocable letters of credit or cash. As additional Units are issued by a Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in principal amounts which will maintain the same original percentage relationship among the principal amounts of the Securities in such Trust established by the initial deposit of the Securities. Thus, although additional Units will be issued, each Unit will continue to represent the same principal amount of each Security, and the percentage relationship among the principal amount of each Security in the related Trust will remain the same.

Each Unit initially offered represents that undivided interest in the appropriate Trust indicated under "Essential Information." To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

An investment in Units of a Trust Fund should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the portfolio and hence of the Units will decline with increases in interest rates. The value of the underlying Securities will fluctuate inversely with changes in interest rates. The uncertain economic conditions of recent years, together with the fiscal measures adopted to attempt to deal with them, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally and long-term obligations in particular. The Sponsor cannot predict the degree to which such fluctuations will continue in the future.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

UNITHOLDERS
KEMPER DEFINED FUNDS SERIES 37

We have audited the accompanying statements of condition and the related portfolios of Kemper Defined Funds Series 37 (Rolling Income Treasury Series 1, Rolling Income Treasury Series 2 and U.S. Treasury Portfolio Series 15) as of August 24, 1995. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of Securities owned at August 24, 1995 and a letter of credit deposited to purchase Securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kemper Defined Funds Series 37 (Rolling Income Treasury Series 1, Rolling Income Treasury Series 2 and U.S. Treasury Portfolio Series 15) as of August 24, 1995, in conformity with generally accepted accounting principles.

                                                   GRANT THORNTON LLP

Chicago, Illinois
August 24, 1995

KEMPER DEFINED FUNDS SERIES 37

STATEMENTS OF CONDITION AT THE OPENING OF BUSINESS ON AUGUST 24, 1995, THE INITIAL DATE OF DEPOSIT

                                                    ROLLING  ROLLING    U.S.
                                                     INCOME   INCOME  TREASURY
                                                    TREASURY TREASURY PORTFOLIO
                                                    SERIES 1 SERIES 2 SERIES 15
                                                    -------- -------- ---------
INVESTMENT IN SECURITIES
Securities deposited in the Trusts (1)............. $    --  $    --  $    --
Contracts to purchase Securities (1)...............  400,015  496,015  493,984
Accrued interest to First Settlement Date on Secu-
 rities (1)(2).....................................    9,825    4,829    6,090
                                                    -------- -------- --------
 Total............................................. $409,840 $500,844 $500,074
                                                    ======== ======== ========
Number of Units....................................   40,000   50,000   50,000
LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
 Accrued interest payable to Sponsor (1)(2)........ $  9,825 $  4,829 $  6,090
Interest of Unitholders--
 Cost to investors (3).............................  417,799  535,533  502,800
 Less: Gross underwriting commission (3)...........   17,784   39,518    8,816
                                                    -------- -------- --------
 Net interest to Unitholders (1)(2)(3).............  400,015  496,015  493,984
                                                    -------- -------- --------
   Total........................................... $409,840 $500,844 $500,074
                                                    ======== ======== ========

--------
NOTES:

(1) The aggregate value of the Securities listed in each "Portfolio" and their cost to the Trust are the same. The value of the Securities is determined by Muller Data Corporation on the bases set forth under "Public Offering of Units--Public Offering Price". The contracts to purchase Securities are collateralized by an irrevocable letter of credit of $1,410,758 which has been deposited with the Trustee. Of this amount, $1,390,014 relates to the offering price of Securities to be purchased and $20,744 relates to accrued interest on such Securities to the expected dates of delivery.

(2) The Trustee will advance to each Trust the amount of net interest accrued to the First Settlement Date for distribution to the Sponsor as the Unitholder of Record.

(3) The aggregate public offering price includes a sales charge for the Trust as set forth under "Essential Information", assuming all single transactions involve less than 25,000 and 50,000 Units for Rolling Income Treasury Series and U.S. Treasury Series, respectively. For single transactions involving 25,000 and 50,000 or more Units for Rolling Income Treasury Series and U.S. Treasury Series, respectively, the sales charge is reduced (see "Public Offering of Units--Public Offering Price") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE. Units of a Trust are offered at the Public Offering Price thereof. During the initial offering period, the Public Offering Price per Unit is equal to the aggregate of the offering side evaluations of the Securities in such Trust (as determined, pursuant to the terms of a contract with the Evaluator, by Muller Data Corporation, a non-affiliated firm regularly engaged in the business of evaluating, quoting or appraising comparable securities), plus or minus a pro rata share of cash, if any, in the Principal account held or owned by such Trust plus accrued interest plus the applicable initial sales charge referred to in the tables below divided by the number of outstanding Units of such Trust. For the Rolling Income Treasury Series only, a deferred sales charge of .25% and .30% of the principal amount of securities per Unit per year of Series 1 and Series 2, respectively, will be assessed daily. Unitholders in such Trusts will be assessed that portion of the deferred sales charge from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Interest Account of the related Rolling Income Treasury Series, if sufficient, or from the periodic sales of Securities. Trusts other than the Rolling Income Treasury Series will be assessed a one time initial sales charge only. The Public Offering Price for secondary market transactions, on the other hand, is based on the aggregate bid side evaluations of the Securities in a Trust (also, currently, as determined by Muller Data Corporation), plus or minus cash, if any, in the Principal Account held or owned by such Trust, plus accrued interest plus a sales charge based upon the dollar weighted average maturity of such Trust. Investors who purchase Units through brokers or dealers pursuant to a current management agreement which by contract or operation of law does not allow such broker or dealer to earn an additional commission (other than any fee or commission paid for maintenance of such investor's account under the management agreement) on such transactions may purchase such Units at the current Public Offering Price net of the applicable broker or dealer concession. See "Public Offering of Units--Public Distribution of Units" below.

The initial sales charge per Unit for Rolling Income Treasury Series will be reduced pursuant to the following graduated scale (the deferred portion of the total sales charge will not be reduced):

                                         WEIGHTED AVERAGE YEARS TO MATURITY
                                     -------------------------------------------
                                           0 TO 1.99             2 TO 4.99
                                     --------------------- ---------------------
                                     PERCENT OF PERCENT OF PERCENT OF PERCENT OF
                                      OFFERING  NET AMOUNT  OFFERING  NET AMOUNT
TICKET SIZE*                           PRICE     INVESTED    PRICE     INVESTED
------------                         ---------- ---------- ---------- ----------
Less than $250,000..................    1.60      1.626       2.50      2.564
$250,000 to $499,000................    1.40      1.420       2.00      2.041
$500,000 to $999,999................    1.25      1.266       1.50      1.523
$1,000,000 to $1,499,999**..........    1.00      1.010       1.00      1.010

---------------------
* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.
** For any transactions in excess of these amounts, contact the Sponsor for the applicable sales charge.

The sales charge per Unit for U.S. Treasury Portfolio Series will be reduced pursuant to the following graduated scale:

                                         WEIGHTED AVERAGE YEARS TO MATURITY
                                     -------------------------------------------
                                           0 TO 2.99             3 TO 4.99
                                     --------------------- ---------------------
                                     PERCENT OF PERCENT OF PERCENT OF PERCENT OF
                                      OFFERING  NET AMOUNT  OFFERING  NET AMOUNT
TICKET SIZE*                           PRICE     INVESTED    PRICE     INVESTED
------------                         ---------- ---------- ---------- ----------
Less than $500,000..................    1.75      1.781       1.95      1.989
$500,000 to $999,999................    1.50      1.523       1.70      1.729
$1,000,000 to $1,499,999**..........    1.25      1.266       1.30      1.317

---------------------
* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.
** For any transactions in excess of these amounts, contact the Sponsor for the applicable sales charge.

As indicated above, in connection with secondary market transactions the sales charge is based upon the dollar weighted average maturity of a Trust and is determined in accordance with the tables set forth below. For purposes of this computation, Securities will be deemed to mature on their expressed maturity dates unless: (a) the Securities have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Securities are subject to a "mandatory tender," in which case such mandatory tender will be deemed to be the date upon which they mature. The effect of this method of sales charge computation will be that different sales charge rates will be applied to a Trust based upon the dollar weighted average maturity of such Trust's portfolio, in accordance with the following schedules.

In connection with secondary market transactions of all U.S. Treasury Portfolios, the sales charge per Unit will be reduced as set forth below:

                                                    SECONDARY
                         ----------------------------------------------------------------
                                    DOLLAR WEIGHTED AVERAGE YEARS TO MATURITY
                         ----------------------------------------------------------------
                         0-1.99 YEARS 2-2.99 YEARS 3-4.99 YEARS 5-6.99 YEARS 7-9.99 YEARS
DOLLAR AMOUNT OF TRADE   ------------ ------------ ------------ ------------ ------------
----------------------           SALES CHARGE (PERCENT OF PUBLIC OFFERING PRICE)
Less than $500,000......     1.25%        1.50%        1.75%        2.25%        3.00%
$500,000-$999,999.......     1.00         1.25         1.50         1.75         2.50
$1,000,000-$1,499,999*..     1.00         1.00         1.25         1.50         2.00

---------------------
* For any transaction in excess of $1,499,999 contact the Sponsor for the applicable sales charge.

The reduced sales charges resulting from quantity discounts as shown on the tables above will apply to all purchases of Units on any one day by the same purchaser from the same Underwriter or dealer and for this purpose purchases of Units of a Trust Fund will be aggregated with concurrent purchases of Units of any other unit investment trust that may be offered by the Sponsor. Additionally, Units purchased in the name of a spouse or child (under 21) of such purchaser will be deemed to be additional purchases by such purchaser.

The reduced sales charges will also be applicable to a trust or other fiduciary purchasing for a single trust estate or single fiduciary account.

Unitholders of the various series of Kemper Insured Corporate Trust and Kemper Defined Funds Insured Corporate Series who meet the conditions in the next succeeding sentence may, during the primary offering period of a Corporate Income Series only, acquire Units of such Corporate Income Series at the reduced sales charge equivalent to purchases during the initial offering period of 100,000 or more Units. First, the special sales charge discount only applies to purchases acquired with funds received from distributions of unscheduled principal payments in connection with units issued in such series and, second, the minimum purchase must be at least $1,000.

The Sponsor intends to permit officers, directors and employees of the Sponsor and Evaluator and at the discretion of the Sponsor registered representatives of selling firms to purchase Units of a Trust without a sales charge, although a transaction processing fee may be imposed on such trades.

Had Units of a Trust been available for sale at the opening of business on the Initial Date of Deposit, the Public Offering Price would have been as shown under "Essential Information." The Public Offering Price per Unit of a Trust on the date of this Prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities and the amount of accrued interest on the Units. On the Initial Date of Deposit, pursuant to an exemptive order from the Securities and Exchange Commission, the Public Offering Price at which Units will be sold will not exceed the price determined as of the opening of business on the Initial Date of Deposit as shown under "Essential Information"; however, should the value of the underlying Securities decline, purchasers will, of course, be given the benefit of such lower price. The aggregate bid and offering side evaluations of the Securities shall be determined (a) on the basis of current bid or offering prices of the Securities, (b) if bid or offering prices are not available for any particular Security, on the basis of current bid or offering prices for comparable bonds,
(c) by determining the value of Securities on the bid or offer side of the market by appraisal, or (d) by any combination of the above.

The foregoing evaluations and computations shall be made as of the evaluation time stated under "Essential Information," on each business day commencing with the Initial Date of Deposit of the Securities, effective for all sales made during the preceding 24-hour period.

The interest on the Securities deposited in a Trust, less the related estimated fees and expenses, is estimated to accrue in the annual amounts per Unit set forth under "Essential Information." The amount of net interest income which accrues per Unit may change as Securities mature or are redeemed, exchanged or sold, or as the expenses of a Trust change or the number of outstanding Units of a Trust changes.

Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of Units on the First Settlement Date or any date of settlement thereafter provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used on the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. If a Unitholder desires to have certificates representing Units purchased, such certificates will be delivered as soon as possible following his written request therefor. For information with respect to redemption of Units purchased, but as to which certificates requested have not been received, see "General Information--Redemption" below.

ACCRUED INTEREST. Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest thereon was paid. Interest on Securities generally is paid semi-annually (monthly in the case of Ginnie Maes, if any) although a Trust accrues such interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date.

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by the Trusts and distributed to Unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION PRICE. While the Initial Public Offering Price of Units will be determined on the basis of the current offering prices of the Securities in a Trust, the redemption price per Unit (as well as the secondary market price per Unit) at which Units may be redeemed (see "General Information--Redemption") will be determined on the basis of the current bid prices of the Securities. As of the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit (based on the offering prices of the Securities in a Trust and including the sales charge) exceeded the redemption price at which Units could have been redeemed (based upon the current bid prices of the Securities in a Trust) by the amount shown under "Essential Information." Under current market conditions the bid prices for U.S. Treasury Obligations are expected to be approximately 1/8 to 1/4 of 1% lower than the offer price of such obligations. In the past, bid prices on securities similar to those in the Trust Funds have been lower than the offering prices thereof by as much as 5% or more of principal amount in the case of inactively traded bonds or as little as 1/2 of 1% in the case of actively traded bonds, but the difference between such offering and bid prices may be expected to average 3% to 4% of principal amount. For this reason, among others (including fluctuations in the market prices of the Securities and the fact that the Public Offering Price includes a sales charge), the amount realized by a Unitholder upon any redemption of Units may be less than the price paid for such Units.

PUBLIC DISTRIBUTION OF UNITS. The Sponsor intends to qualify the Units for sale in a number of states (except for an Insured State Trust or uninsured State Trust which will be qualified for sale only in the state for which such Trust is named). Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the Public Offering Price as set forth below. Certain commercial banks are making Units of the Trust Funds available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amount shown in the tables below. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Fund Units;

however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The Sponsor reserves the right to change the discounts set forth below from time to time. In addition to such discounts, the Sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of a Trust and other unit investment trusts created by the Sponsor. The difference between the discount and the sales charge will be retained by the Sponsor.

The concessions and agency commissions for each Rolling Income Treasury Series are as follows:

                                                      VOLUME
                           INITIAL SALES CHARGE     DISCOUNTS**  DEFERRED SALES CHARGE***
                         ------------------------- ------------- -------------------------
                                                   FIRM SALES OR
                                                       SALE
                                                    ARRANGEMENT     ANNUALIZED REGULAR
                           REGULAR CONCESSION OR    ($1,000,000    CONCESSION OR AGENCY
                             AGENCY COMMISSION       OR MORE)           COMMISSION
                         ------------------------- ------------- -------------------------
                                                   0-1.99 2-4.99
DOLLAR AMOUNT OF TRADE*  0-1.99 YEARS 2-4.99 YEARS YEARS  YEARS  0-1.99 YEARS 2-4.99 YEARS
-----------------------  ------------ ------------ ------ ------ ------------ ------------
$0 to $249,999..........     .85%         1.55%     .90%   1.60%     .20%         .25%
$250,000 to $499,999....     .75          1.25      .80    1.30      .20          .25
$500,000 to $999,999....     .70          1.00      .75    1.05      .20          .25
$1,000,000 to
 $1,499,000**...........     .55           .55      .55     .55      .20          .25

---------------------
 * The breakpoint discounts are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $1,000 per 100 Units.
** For any transactions in excess of these amounts, contact the Sponsor for the applicable concessions and agency commissions.

*** During the first year, the Sponsor will retain the entire amount of the deferred sales charge collected per Unit. Commencing January 15, 1997 and on the fifteenth day of each April, July, October and January throughout the period in which the deferred sales charge is being collected, the selling broker of record for each Unit on the first day of the month of the respective distribution will receive an amount equal to 25% of the above stated annualized regular concession or agency commission per Unit. The Sponsor will retain such amount in situations where there is no registered representative on a given record date or there is genuine concern as to the validity of the selling broker.

The primary market concessions or agency commissions for each U.S. Treasury Portfolio Series are as follows:

                                                    PRIMARY MARKET
                                           -------------------------------------
                                                                      VOLUME
                                                                    DISCOUNTS**
                                                                   -------------
                                                                   FIRM SALES OR
                                                                       SALE
                                           REGULAR CONCESSION       ARRANGEMENT
                                                OR AGENCY           ($1,000,000
                                               COMMISSION            OR MORE)
                                           ---------------------   -------------
                                            0-2.99      3-4.99     0-2.99 3-4.99
DOLLAR AMOUNT OF TRADE*                      YEARS       YEARS     YEARS  YEARS
-----------------------                    ---------   ---------   ------ ------
$0 to $499,999............................       1.00%       1.10%  1.05%  1.20%
$500,000 to $999,999......................        .90        1.00    .95   1.10
$1,000,000 to $1,499,000***...............        .75         .75    .80    .80

---------------------
  * The breakpoint discounts are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $1,000 per 100 Units.

 ** For U.S. Treasury Portfolio Series volume concessions of up to the amount listed above can be earned as a marketing allowance at the discretion of the Sponsor during the initial one month period after the Initial Date of Deposit for firms who reach cumulative firm sales or sales arrangement levels of at least $1 million. After a firm has met the respective minimum volume level, volume concessions will be given on all trades originated from or by that firm, starting on the Initial Date of Deposit, including those placed prior to reaching the minimum level, and will continue to be given during the entire initial offering period. Firm sales of any primary U.S. Treasury Portfolio Series issued can be combined for the purposes of achieving the volume discount. Only sales through Kemper qualify for volume concessions and secondary purchases do not apply. Kemper Unit Investment Trusts reserves the right to modify or change these parameters at any time and make the determination of which firms qualify for the marketing allowance and the amount paid.
*** For any transactions in excess of these amounts, contact the Sponsor for the applicable concessions or agency commissions.

The secondary market concessions or agency commissions for all U.S. Treasury Portfolio Series are as follows:

                                                       SECONDARY MARKET
                                              ----------------------------------
                                               DOLLAR WEIGHTED AVERAGE YEARS TO
DOLLAR AMOUNT OF TRADE*                                    MATURITY
-----------------------                       0-1.99 2-2.99 3-4.99 5-6.99 7-9.99
                                       -----------------------------------------
                                                DISCOUNT PER UNIT (PERCENT OF
                                                    PUBLIC OFFERING PRICE)
                                              ----------------------------------
Less than $500,000...........................  .75%   1.00%  1.05%  1.25%  2.00%
$500,000 to $999,999.........................  .50     .75    .90   1.00   1.75
$1,000,000 to $1,499,999**...................  .50     .50    .75    .75   1.50

---------------------
* The breakpoint discounts are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $1,000 per 100 Units.
** For any transactions in excess of these amounts, contact the Sponsor for the applicable concessions or agency commissions.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

PROFITS OF SPONSOR AND UNDERWRITERS. In connection with the Rolling Income Treasury Series and the U.S. Treasury Portfolio Series, the Sponsor will receive gross sales charges equal to the percentage of the Public Offering Price of the Units of such Trust stated under "Public Offering Price" and will pay a fixed portion of such sales charges to dealers and agents. In addition, the Sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to a Trust Fund, which is based on the offering side evaluation of the Securities. See "Portfolio" for each Trust. The Sponsor may also realize profits or losses with respect to Securities deposited in a Trust which were acquired from underwriting syndicates of which the Sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The Sponsor may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily evaluation of the Securities in a Trust.

  R
  O
  L
  L
  I
  N
  G

  I
  N
  C
  O
  M
  E

  T
  R
  E
  A
  S
  U
  R
  Y

  S
  E
  R
  I
  E
  S


THE ROLLING INCOME TREASURY SERIES

THE TRUST PORTFOLIO

The Rolling Income Treasury Series were formed for the purpose of providing safety of capital and current monthly distributions of interest through an investment in a portfolio of U.S. Treasury Obligations that are backed by the full faith and credit of the United States government. The Rolling Income Treasury Series were also formed for the purpose of passing through to Unitholders in all states the exemption from state personal income taxes afforded to direct owners of U.S. obligations. See "Taxable Equivalent Estimated Current Return Table" below. Rolling Income Treasury Series 1 ("Series 1") seeks to provide an extendible investment by semi-annually reinvesting, through approximately September 2005 (the "Reinvestment Period" for Series 1), the proceeds of maturing Securities into new U.S. Treasury securities ("Reinvestment Securities") with maturities of approximately two years. Rolling Income Treasury Series 2 ("Series 2") seeks to provide an extendible investment by annually reinvesting, through approximately June 2010 (the "Reinvestment Period" for Series 2), the proceeds of maturing Securities into new U.S. Treasury securities ("Reinvestment Securities") with maturities of approximately five years. This reinvestment strategy is designed to produce a higher overall yield than shorter-term investments with less price volatility than longer-term investments. The Trusts have been designed to maintain an average maturity of approximately 12 months and 2 1/2 years for Series 1 and Series 2, respectively. The value of the Units, the estimated current return and estimated long-term return to new purchasers will fluctuate with the value of the Securities included in a portfolio which will generally increase or decrease inversely with changes in interest rates.

In selecting U.S. Treasury Obligations for deposit in the Trusts, the following factors, among others, were considered by the Sponsor: (a) the types of such obligations available; (b) the prices and yields of such obligations relative to other comparable obligations, including the extent to which such obligations are traded at a premium or at a discount from par; and (c) the maturities of such obligations.

REINVESTMENT

The initial portfolios of Series 1 and Series 2 consist of U.S. Treasury Obligations with "laddered" maturities of approximately seven months to 25 months and ten months to 58 months, respectively. Therefore, approximately 25% of the initial portfolio of Series 1 matures every six months while approximately 20% of the initial portfolio of Series 2 matures annually. The Sponsor is authorized to direct the reinvestment of the proceeds of each maturing Security into Reinvestment Securities (a "Reinvestment"). Reinvestments at each maturity of Securities will continue through the applicable Reinvestment Period and, assuming the Trusts do not terminate prior thereto, it is anticipated that there will be 20 Reinvestments for Series 1 and 15 Reinvestments for Series 2 until principal distributions commence at the end of the related Reinvestment Period.

"Reinvestment Securities" means Securities (i) issued by the U.S. Treasury;
(ii) with a fixed maturity date that is within three months of the second or fifth anniversary, as applicable, of the maturity date of the Security the proceeds of which are being reinvested in the Reinvestment Security; (iii) purchased at par or, in order of preference, at a discount to, or premium over, par as close to par as practicable; (iv) that could not cause Units of the Trust to cease to be rated in the category AAA by Standard & Poor's; and
(v) that are not when, as and if issued obligations. The purchase of Reinvestment Securities shall not disqualify a Trust as a "regulated investment company" under the Internal Revenue Code.
                        ROLLING INCOME TREASURY SERIES
                                                                         RITS-1

The guidelines under which a Trust will purchase Reinvestment Securities take into account price and maturity date. Whenever a U.S. Treasury security in a Trust's portfolio matures, the Trust's buyers will purchase the most currently available 2-year or 5-year U.S. Treasury security at par for the applicable Trust. If no obligations are available at par, the buyer will select obligations with a price as close as possible to par. To preserve the Trust's par values, there will be a bias favoring discounts, when available. Accordingly, if an obligation is available with a maturity that is 7 days or less away from the relevant anniversary of the original obligation being extended and is selling at a discount of less than 25 cents, that obligation will be selected. Thereafter, discounted obligations will be selected so long as the discount is not more than three times the smaller premium available. That is, assuming no maturity date differences, if there is an obligation available at a price of $100.125, no alternative obligation will be selected at less than $99.625. If obligations mature at different dates within the permissible three month period, in determining which obligation to purchase, the Trust's buyers will increase the premium or discount of the bond by 25 cents ( 1/4 point) for every month away from the precise one year maturity date of the original obligation being extended. There will be no attempt to delay the purchase of the Reinvestment Securities to take advantage of market movements.

During the Reinvestment Period, the pro rata share of cash in the Principal Account which has not been reinvested or committed for reinvestment will also be computed as of the 1st day of the month and distributions to the Unitholders as of the related Record Date will be made on the 15th day of the related month. After the Reinvestment Period, the pro rata share of cash in the Principal Account will also be computed as described above. Proceeds from the disposition of any of the Securities or amounts representing principal on the Securities received after such Record Date and prior to the following Distribution Date will be held in the Principal Account and not distributed until the next Distribution Date. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution shall equal at least $1.00 per 100 Units. See "General Information--Unitholders--Distributions to Unitholders."

RISK FACTORS

The Securities are direct obligations of the United States and are backed by its full faith and credit although the Units of the Trusts are not so backed. The Securities are not rated but in the opinion of the Sponsor have credit characteristics comparable to those of securities rated "AAA" by nationally recognized rating agencies.

An investment in Units of a Trust should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the Securities and hence the Units will decline with increases in interest rates. The high inflation of prior years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future. For a discussion of other considerations associated with an investment in Units, see "General Information--Trust Information."

The reinvestment of the proceeds of maturing Securities into Reinvestment Securities may result in Reinvestment Securities being acquired at a market discount or a market premium. See "General Information--Trust Information" for a discussion of market discounts and premiums.

                        ROLLING INCOME TREASURY SERIES
RITS-2

KEMPER DEFINED FUNDS SERIES 37

ROLLING INCOME TREASURY, SERIES 1
PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT: AUGUST 24, 1995

                                                                                        COST OF
                                                                                       SECURITIES
  FACE                                                                                     TO
 AMOUNT             COUPON                          MATURITIES                          TRUST(1)
-------------------------------------------------------------------------------------------------
$100,000            5.125%                      March 31, 1996                          $ 99,625
 100,000            6.500                       September 30, 1996                       100,625
 100,000            6.625                       March 31, 1997                           100,906
 100,000            5.500                       September 30, 1997                        98,859
--------                                                                                --------
$400,000                                                                                $400,015
========                                                                                ========

---------------------
See "Notes to Portfolios."

KEMPER DEFINED FUNDS SERIES 37

ROLLING INCOME TREASURY, SERIES 2
PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT: AUGUST 24, 1995

                                                                                        COST OF
                                                                                       SECURITIES
  FACE                                                                                     TO
 AMOUNT              COUPON                         MATURITIES                          TRUST(1)
-------------------------------------------------------------------------------------------------
$100,000             6.000%                        June 30, 1996                        $100,125
 100,000             5.625                         June 30, 1997                          99,234
 100,000             5.125                         June 30, 1998                          97,219
 100,000             6.750                         June 30, 1999                         101,406
 100,000             5.875                         June 30, 2000                          98,031
--------                                                                                --------
$500,000                                                                                $496,015
========                                                                                ========

---------------------
See "Notes to Portfolios."

NOTES TO PORTFOLIOS:

(1) Some Securities may be represented by contracts to purchase such Securities. During the initial offering period, evaluations of Securities are made on the basis of current offering side evaluations of the Securities. The aggregate offering price is greater than the aggregate bid price of the Securities, which is the basis on which Redemption Prices will be determined for purposes of redemption of Units after the initial offering period. Other information regarding the Securities in the Trust Funds, at the opening of business on the Initial Date of Deposit, is as follows:

                                                              ROLLING  ROLLING
                                                               INCOME   INCOME
                                                              TREASURY TREASURY
   TRUST                                                      SERIES 1 SERIES 2
   -----                                                      -------- --------
   Bid Side Value of Securities.............................. $399,015 $496,015
   Profit or (Loss) to Sponsor............................... $    --  $    --
   Annual Interest Income to Trust........................... $ 23,750 $ 29,375
   Cost of Securities to Sponsor............................. $400,015 $494,765

(2) This Security has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Securities which pay no interest are normally described as "zero coupon" bonds. Over the life of Securities purchased at a deep discount the value of such Securities will increase such that upon maturity the holders of such securities will receive 100% of the principal amount thereof.
                        ROLLING INCOME TREASURY SERIES
                                                                         RITS-3

FEDERAL TAX STATUS

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

Each Rolling Income Treasury Series Trust is an association taxable as a corporation under the Internal Revenue Code and intends to qualify for and elect tax treatment as a "regulated investment company" under the Code. By qualifying for and electing such treatment, such Trust will not be subject to Federal income tax on net investment income or net capital gains distributed to Unitholders of such Trust. The Code imposes a 4% excise tax on certain undistributed income of a regulated investment company that does not timely distribute certain percentages of its ordinary taxable income and capital gains by the end of each calendar year. Each Trust intends to timely distribute taxable income and capital gains to avoid the imposition of such tax. Distributions of the entire net investment income of each trust is required by the Indenture.

Distributions from a Trust, to the extent of the earnings and profits of such Trust, will constitute dividends for Federal income tax purposes which are taxable as ordinary income to Unitholders. Distributions of a Series' net investment income and any net short-term capital gain will be taxable as ordinary income to the Unitholders of such Trust. Distributions from each Trust will not be eligible for the 70% dividends received deduction for corporations.

Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December, payable to Unitholders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by each Trust (and received by the Unitholders) on December 31 of the year such distributions are declared.

Distributions which a Trust designates as capital gain dividends will be taxable to Unitholders thereof as long-term capital gains, regardless of the length of time the Units have been held by a Unitholder. Distributions in partial liquidation, reflecting the proceeds of prepayments, redemptions, maturities or sales of Securities from a Trust (exclusive of net capital gain) will not be taxable to Unitholders of such Trust to the extent that they represent a return of capital for tax purposes. The portion of distributions which represents a return of capital will, however, reduce a Unitholder's basis in his Units, and to the extent they exceed the basis of his Units will be taxable as a capital gain. A Unitholder will realize a taxable gain or loss when his Units are sold or redeemed for an amount different from his original cost after reduction for previous distributors to the extent that they represented a return of capital. Such gain or loss will constitute either a long-term or short-term capital gain or loss depending upon the length of time the Unitholder has held his Units. Any loss of Units held six months or less will be treated as long-term capital loss to the extent of any long-term capital gains dividends received (or deemed to have been received) by the Unitholder with respect to such Units. For taxpayers other than corporations, net capital gains are presently subject to a maximum stated marginal rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. A capital loss is long-term if the asset is held for more than one year and short-term if held for one year or less.

Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by a Trust as long as the Units of such Trust are held by or for 500 or more persons at all times during the taxable year. In the event the Units of a Trust are
                        ROLLING INCOME TREASURY SERIES
RITS-4
held by fewer than 500 persons, additional taxable income will be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received from such Trust.

The Revenue Reconciliation Act of 1993 (the "Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations . Because some or all capital gains are taxed at a comparatively lower rate under the Act, the Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Security has been purchased by a Trust at a market discount (i.e., for a purchase price less than its outstanding principal amount) unless the amount of market discount is "de minimis" as specified in the Code, each payment of principal on the Security will constitute ordinary income to such Series of the Trust to the extent of any accrued market discount.

The market discount rules do not apply to stripped U.S. Treasury Obligations because they are stripped debt instruments subject to special original issue discount rules. Unitholders should consult their tax advisers as to the amount of original issue discount which accrues.

Additional Units of a Trust may be issued after the Initial Date of Deposit in respect of additional Securities deposited in such Trust by the Sponsor. Because of possible market interest rate fluctuations, the purchase price to a Trust of such additional Securities may differ from the purchase price of the Securities in such Trust on the Initial Date of Deposit. If interest rates decline and such additional Securities are purchased at a higher price than the Securities originally deposited, then the amounts includable in the taxable income of such Trust in proportion to the asset value of that Trust will be reduced for all Unitholders thereof, not just the Unitholders of such additional Units. Conversely, if interest rates rise and such additional Securities are purchased at a lower price than the Securities originally deposited, then the amounts includable in the taxable income of such Trust in proportion to the asset value of that Trust will be increased for all Unitholders thereof, not just the Unitholders of such additional Units.

Each Unitholder of each Trust shall receive an annual statement describing the tax status of the distributions paid by such Trust. Foreign Unitholders should consult their own tax advisers with respect to the tax consequences or ownership of Units.

It should be remembered that even if distributions are reinvested; they are still treated as distributions for income tax purposes.

TAX REPORTING AND REALLOCATION

Because each Trust receives interest and makes monthly distributions based upon such Trust's expected total collections of interest and any anticipated expenses, certain tax reporting consequences may arise. Each Trust is required to report Unitholder information to the Internal Revenue Service ("IRS"), based upon the actual collection of interest by such Trust on the securities in such Trust, without regard to such Trust's expenses or to such Trust's payments to Unitholders during the year. If distributions to Unitholders exceed interest collected, the difference will be reported as a return of principal which will reduce a Unitholder's cost basis in its Units (and its pro rata interest in the securities in the Trust). A Unitholder must include in taxable income the amount of income reported by a Trust to the IRS regardless of the
                        ROLLING INCOME TREASURY SERIES
                                                                         RITS-5
amount distributed to such Unitholder. If a Unitholder's share of taxable income exceeds income distributions made by a Trust to such Unitholder, such excess is in all likelihood attributable to the payment of miscellaneous expenses of such Trust which will not be deductible by an individual
Unitholder as an itemized deduction except to the extent that the total amount of certain itemized deductions, such as investment expenses (which would include the Unitholder's share of Trust expenses), tax return preparation fees and employee business expenses, exceeds 2% of such Unitholder's adjusted gross income. Alternatively, in certain cases, such excess may represent an increase in the Unitholder's tax basis in the Units owned. Investors with questions regarding these issues should consult with their tax advisers.

ESTIMATED CASH FLOWS TO UNITHOLDERS

The tables below set forth the per Unit estimated distributions of interest and principal to Unitholders. The tables assume no changes in Trust expenses, no redemptions or sales of the underlying U.S. Treasury Obligations prior to maturity and the receipt of all principal due upon maturity and further assume an interest coupon rate at each Reinvestment equal to or less than the yield on the current two and five year U.S. Treasury notes available at auction as of the Initial Date of Deposit for Series 1 and Series 2, respectively. To the extent the foregoing assumptions change actual distributions will vary.

ROLLING INCOME TREASURY SERIES 1

                                       ESTIMATED    ESTIMATED    ESTIMATED
                                       INTEREST     PRINCIPAL      TOTAL
                 DATES               DISTRIBUTION* DISTRIBUTION DISTRIBUTION
     ------------------------------  ------------- ------------ ------------
     Sep. 15, 1995                      0.00303                   0.00303
     Oct. 1, 1995 to Apr. 15, 1996      0.04550                   0.04550
     May 15, 1996 to Oct. 15, 1996      0.04754                   0.04754
     Nov. 15, 1996 to Apr. 15, 1997     0.04670                   0.04670
     May 15, 1997 to Oct. 15, 1997      0.04561                   0.04561
     Nov. 15, 1997 to Apr. 15, 1998     0.04686                   0.04686
     May 15, 1998 to Oct. 15, 1998      0.04686                   0.04686
     Nov. 15, 1998 to Apr. 15, 1999     0.04686                   0.04686
     May 15, 1999 to Oct. 15, 1999      0.04686                   0.04686
     Nov. 15, 1999 to Apr. 15, 2000     0.04686                   0.04686
     May 15, 2000 to Oct. 15, 2000      0.04686                   0.04686
     Nov. 15, 2000 to Apr. 15, 2001     0.04686                   0.04686
     May 15, 2001 to Oct. 15, 2001      0.04686                   0.04686
     Nov. 15, 2001 to Apr. 15, 2002     0.04686                   0.04686
     May 15, 2002 to Oct. 15, 2002      0.04686                   0.04686
     Nov. 15, 2002 to Apr. 15, 2003     0.04686                   0.04686
     May 15, 2003 to Oct. 15, 2003      0.04686                   0.04686
     Nov. 15, 2003 to Apr. 15, 2004     0.04686                   0.04686
     May 15, 2004 to Oct. 15, 2004      0.04686                   0.04686
     Nov. 15, 2004 to Apr. 15, 2005     0.04686                   0.04686
     May 15, 2005 to Oct. 15, 2005      0.04686                   0.04686
     Nov. 15, 2005 to Mar. 15, 2006     0.04686                   0.04686
     Apr. 15, 2006                      0.04686      2.50000      2.54686
     May 15, 2006 to Sep. 15, 2006      0.03509                   0.03509
     Oct. 15, 2006                      0.03509      2.50000      2.53509
     Nov. 15, 2006 to Mar. 15, 2007     0.02332                   0.02332
     Apr. 15, 2007                      0.02332      2.50000      2.52332
     May 15, 2007 to Sep. 15, 2007      0.01155                   0.01155
     Oct. 15, 2007                      0.01155      2.50000      2.51155

--------

*Estimated Interest Distributions from November 15, 1997 through April 15,
   2006 are identical due to assumptions regarding the ability of the Trust to reinvest into U.S. Treasury Obligations substantially similar to those initially deposited into the Trust. It is extremely unlikely that identical U.S. Treasury Obligations will be available for reinvestment and, therefore, actual Interest Distributions will most likely vary from the estimates set forth above and from each other.
                        ROLLING INCOME TREASURY SERIES
RITS-6

ROLLING INCOME TREASURY SERIES 2

                                       ESTIMATED    ESTIMATED    ESTIMATED
                                       INTEREST     PRINCIPAL      TOTAL
                 DATES               DISTRIBUTION* DISTRIBUTION DISTRIBUTION
     ------------------------------  ------------- ------------ ------------
     Sep. 15, 1995                      0.00297                   0.00297
     Oct. 15, 1995 to July 15, 1996     0.04448                   0.04448
     Aug. 15, 1996 to July 15, 1997     0.04504                   0.04504
     Aug. 15, 1997 to July 15, 1998     0.04623                   0.04623
     Aug. 15, 1998 to July 15, 1999     0.04826                   0.04826
     Aug. 15, 1999 to July 15, 2000     0.04758                   0.04758
     Aug. 15, 2000 to July 15, 2001     0.04835                   0.04835
     Aug. 15, 2001 to July 15, 2002     0.04835                   0.04835
     Aug. 15, 2002 to July 15, 2003     0.04835                   0.04835
     Aug. 15, 2003 to July 15, 2004     0.04835                   0.04835
     Aug. 15, 2004 to July 15, 2005     0.04835                   0.04835
     Aug. 15, 2005 to July 15, 2006     0.04835                   0.04835
     Aug. 15, 2006 to July 15, 2007     0.04835                   0.04835
     Aug. 15, 2007 to July 15, 2008     0.04835                   0.04835
     Aug. 15, 2008 to July 15, 2009     0.04835                   0.04835
     Aug. 15, 2009 to July 15, 2010     0.04835                   0.04835
     Aug. 15, 2010 to June 15, 2011     0.04835                   0.04835
     July 15, 2011                      0.04835      2.00000      2.04835
     Aug. 15, 2011 to June 15, 2012     0.03864                   0.03864
     July 15, 2012                      0.03864      2.00000      2.03864
     Aug. 15, 2012 to June 15, 2013     0.02892                   0.02892
     July 15, 2013                      0.02892      2.00000      2.02892
     Aug. 15, 2013 to June 15, 2014     0.01921                   0.01921
     July 15, 2014                      0.01921      2.00000      2.01921
     Aug. 15, 2014 to June 15, 2015     0.00950                   0.00950
     July 15, 2015                      0.00950      2.00000      2.00950

---------------------

*Estimated Interest Distributions from August 15, 2000 through July 15, 2011 are identical due to assumptions regarding the ability of the Trust to reinvest into U.S. Treasury Obligations substantially similar to those initially deposited into the Trust. It is extremely unlikely that identical U.S. Treasury Obligations will be available for reinvestment and, therefore, actual Interest Distributions will most likely vary from the estimates set forth above and from each other.

TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN TABLE

The following table shows the return on a state taxable security that an investor would have to earn in order to equal the state tax-exempt return on a U.S. Treasury security. The table is for illustrative purposes only and is not intended to predict the actual return an investor might earn on a fund investment. The table does not reflect any state-specific additions or subtractions that would affect the effective state rate. Therefore, the equivalent yield tax rates shown in the table may be higher or lower than an investor's actual equivalent yield tax rate. It is important to note that the table does not take into account, in the case of a few of the states that take into account the cross-deductibility of federal and state income tax, the adjustment for the amount of federal income tax deductible for state tax purposes attributable to income which is exempt for state income tax, but not federal income tax, such as U.S. Treasuries.

                                   STATE TAX-EXEMPT ESTIMATED YIELD
                                -------------------------------------------------------------
                                4.00%            5.00%            6.00%            7.00%
                                -----            -----            -----            -----
      HYPOTHETICAL STATE          EQUIVALENT STATE TAXABLE ESTIMATED
           TAX RATE                             YIELD
      ------------------        -------------------------------------------------------------
             0.00%              4.00%            5.00%            6.00%            7.00%
             1.00               4.04             5.05             6.06             7.07
             2.00               4.08             5.10             6.12             7.14
             3.00               4.12             5.15             6.19             7.22
             4.00               4.17             5.21             6.25             7.29
             5.00               4.21             5.26             6.32             7.37
             6.00               4.26             5.32             6.38             7.45
             7.00               4.30             5.38             6.45             7.53
             8.00               4.35             5.43             6.52             7.61
             9.00               4.40             5.49             6.59             7.69
            10.00               4.44             5.56             6.67             7.78
            11.00               4.49             5.62             6.74             7.87
            12.00               4.55             5.68             6.82             7.95
            13.00               4.60             5.75             6.90             8.05

                        ROLLING INCOME TREASURY SERIES
                                                                         RITS-7

 U.
 S.

  T
  R
  E
  A
  S
  U
  R
  Y

  P
  O
  R
  T
  F
  O
  L
  I
  O

  S
  E
  R
  I
  E
  S


THE U.S. TREASURY PORTFOLIO SERIES

THE TRUST PORTFOLIO

U.S. Treasury Portfolio Series 15 was formed for the purpose of providing safety of capital and investment flexibility through an investment in a portfolio of U.S. Treasury Obligations that is backed by the full faith and credit of the United States government. The U.S. Treasury Portfolio Series was also formed for the purpose of providing protection against changes in interest rates and also passing through to Unitholders in all states the exemption from state personal income taxes afforded to direct owners of U.S. obligations. The value of the Units, the estimated current return and estimated long-term return to new purchasers will fluctuate with the value of the Securities included in a portfolio which will generally increase or decrease inversely with changes in interest rates.

The U.S. Treasury Portfolio Series may be an appropriate investment vehicle for investors who desire to participate in a portfolio of taxable, fixed income securities offering the safety of capital provided by an investment backed by the full faith and credit of the United States. In addition, many investors may benefit from the exemption from state and local personal income taxes that will pass through the U.S. Treasury Portfolio Series to Unitholders in virtually all states.

In selecting U.S. Treasury Obligations for deposit in the U.S. Treasury Portfolio Series, the following factors, among others were, considered by the
Sponsor: (a) the types of such obligations available; (b) the prices and yields of such obligations relative to other comparable obligations, including the extent to which such obligations are traded at a premium or at a discount from par; and (c) the maturities of such obligations.

RISK FACTORS

The Securities are direct obligations of the United States and are backed by its full faith and credit although the Units of a Trust are not so backed. The Securities are not rated but in the opinion of the Sponsor have credit characteristics comparable to those of securities rated "AAA" by nationally recognized rating agencies.

An investment in Units of a Trust should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the Securities and hence the Units will decline with increases in interest rates. The high inflation of prior years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future. For a discussion of other considerations associated with an investment in Units, see "General Information--Trust Information."
                                                                            US-1
                         U.S. TREASURY PORTFOLIO SERIES

KEMPER DEFINED FUNDS SERIES 37

U.S. TREASURY PORTFOLIO, SERIES 15
PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT: AUGUST 24, 1995

                                                                                              COST OF
                                                                                             SECURITIES
  FACE                                                                                           TO
 AMOUNT                COUPON                           MATURITIES                            TRUST(1)
-------------------------------------------------------------------------------------------------------
$100,000               4.750%                           2/15/1997                             $ 98,234
 100,000               5.625%                           8/31/1997                               99,094
 100,000               5.625%                           1/31/1998                               98,820
 100,000               5.875%                           8/15/1998                               99,117
 100,000               5.875%                           3/31/1999                               98,719
--------                                                                                      --------
$500,000                                                                                      $493,984
========                                                                                      ========

---------------------
See "Notes to Portfolios."

NOTES TO PORTFOLIOS:

(1) Some Securities may be represented by contracts to purchase such Securities. During the initial offering period, evaluations of Securities are made on the basis of current offering side evaluations of the Securities. The aggregate offering price is greater than the aggregate bid price of the Securities, which is the basis on which Redemption Prices will be determined for purposes of redemption of Units after the initial offering period. Other information regarding the Securities in the Trust Funds, at the opening of business on the Initial Date of Deposit, is as follows:

                                                                         U.S.
                                                                       TREASURY
                                                                        SERIES
   TRUST                                                                  15
   -----                                                               --------
   Cost of Securities to Sponsor...................................... $493,984
   Profit or (Loss) to Sponsor........................................ $    --
   Annual Interest Income to Trust.................................... $ 27,750
   Bid Side Value of Securities....................................... $492,734

(2) This Security has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Securities which pay no interest are normally described as "zero coupon" bonds. Over the life of Securities purchased at a deep discount the value of such Securities will increase such that upon maturity the holders of such securities will receive 100% of the principal amount thereof.
US-2
                        U.S. TREASURY PORTFOLIO SERIES

FEDERAL TAX STATUS

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

  (1) Each Trust is not an association taxable as a corporation for Federal income tax purposes and each Unitholder will be treated as the owner of a pro rata portion of such Trust under the Internal Revenue Code of 1986, as amended (the "Code") and income of such Trust will be treated as the income of the Unitholders under the Code.

  (2) Each Unitholder will have a taxable event when a Trust disposes of a U.S. Treasury Obligation, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by a Trust, if any, on U.S. Treasury Obligations delivered after the Unitholders pay for their Units to the extent that such interest accrued on such U.S. Treasury Obligations during the period from the Unitholder's settlement date to the date such U.S. Treasury Obligations are delivered to a Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of U.S. Treasury Obligations (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount, amortized bond premium and accrued market discount (if the Unitholder has elected to include such market discount in income as it accrues), if any) is determined by apportioning the cost of the Units among each of a Trust assets ratably according to value as of the date of acquisition of the Units. the tax cost reduction requirements of said Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to his original cost.

  (3) Certain Trusts may contain "zero coupon" Stripped Treasury Securities. The basis of each Unit and of each U.S. Treasury Obligation which was issued with original issue discount must be increased by the amount of accrued original issue discount and the basis of each unit and of each U.S. Treasury Obligation which was purchased by a Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The Stripped Treasury Securities held by a Trust are treated as bonds that were originally issued at an original issue discount provided, pursuant to a Treasury Regulation (the "Regulation") issued on December 28, 1992, that the amount of original issue discount determined under Section 1286 of the Code is not less than a "de minimis" amount as determined thereunder.
  Because the Stripped Treasury Securities represent interests in "stripped" U.S. Treasury bonds, a Unitholder's initial cost for his pro rata portion of each Stripped Treasury Security held by a Trust (determined at the time he acquires his Units, in the manner described above) will be treated as its "purchase price" by the Unitholder. Original issue discount is effectively treated as interest for Federal income tax purposes, and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Stripped Treasury Securities held by a Trust as such original issue discount accrues and will, in general, be subject to Federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is not less than a
                                                                           US-3
                        U.S. TREASURY PORTFOLIO SERIES

  "de minimis" amount as determined under the Regulation. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the Stripped Treasury Securities, this method will generally result in an increase amount of income to the Unitholders each year. Unitholders should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discount.

  (4) The Unitholder's aliquot share of the total proceeds received on the disposition of, or principal paid with respect to, a U.S. Treasury Obligation held by a Trust will constitute ordinary income (which will be treated as interest income for most purposes) to the extent it does not exceed the accrued market discount on such U.S. Treasury Obligation that has not previously been included in taxable income by such Unitholder. A Unitholder may generally elect to include market discount in income as such discount accrues. In generally, market discount is the excess, if any, of the Unitholder's pro rata portion of the outstanding principal balance of a U.S. Treasury Obligation over the Unitholder's initial tax cost for such pro rata portion, determined at the time such Unitholder acquires his Units. However, market discount with respect to any U.S. Treasury Obligation will generally be considered zero if it does not exceed the statutorily defined "de minimis" amount. The market discount rules do not apply to Stripped Treasury Securities because they are stripped debt instruments subject to special original issue discount rules as discussed above. If a Unitholder sells his Units, gain, if any, will constitute ordinary income to the extent of the aggregate of the accrued market discount on the Unitholder's pro rata portion of each U.S. Treasury Obligation that is held by a Trust that has not previously been included in taxable income by such Unitholder. In general, market discount accrues on a ratable basis unless the Unitholder elects to accrue such discount on a constant interest rate basis. However, a unitholder should consult his own tax adviser regarding the accrual of market discount. The deduction by a Unitholder for any interest expense incurred to purchase or carry Units will be reduced by the amount of any accrued market discount that has not yet been included in taxable income by such Unitholder. In general, the portion of any interest expense which is not currently deductible would be ultimately deductible when the accrued market discount is included in income.

  (5) The Code provides that "miscellaneous itemized deductions" are allowable only to the extent that they exceed two percent of an individual taxpayer's adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law include a Unitholder's pro rata share of expenses paid by a Trust, including fees of the Trustee and the Evaluator but does not include amortizable bond premium on U.S. Treasury Obligations held by a Trust.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

The Sponsor believes that Unitholders who are individuals will not be subject to any state personal income taxes on the interest received by a Trust and distributed to them. However, Unitholders (including individuals) may be subject to state and local taxes on any capital gains (or market discount treated as ordinary income) derived from a Trust and to other state and local taxes (including corporate income or
US-4
                        U.S. TREASURY PORTFOLIO SERIES
franchise taxes, personal property or intangibles taxes, and estate or inheritance taxes) on their Units or the income derived therefrom. In addition, individual Unitholders (and any other Unitholders which are not subject to state and local taxes on the interest income derived from a Trust) will probably not be entitled to a deduction for state and local tax purposes for their share of the fees and expenses paid by a Trust, for any amortized bond premium or for any interest on indebtedness incurred to purchase or carry their Units. Therefore, even though the Sponsor believes that interest income from a Trust is exempt from state personal income taxes in all states Unitholders should consult their own tax advisers with respect to state and local taxation.

A Unitholder of a Trust who is not a citizen or resident of the United States or a United States domestic corporation (a "Foreign Investor") will not be subject to U.S. Federal income taxes, including withholding taxes on amounts distributed from such Trust (including any original issue discount) on, or any gain from the sale or other disposition of, his Units or the sale or disposition of any U.S. Treasury Obligations by the Trustee, provided that (i) the interest income or gain is not effectively connected with the conduct by the Foreign Investor of a trade or business within the United States, (ii) with respect to any gain, the Foreign Investor (if an individual) is not present in the United States for 183 days or more during the taxable year, and
(iii) the Foreign Investor provides the required certification of his status and of the matters contained in clauses (i) and (ii) above, and further provided that the exemption from withholding for U.S. Federal income taxes for interest on any U.S. Treasury Obligation shall only apply to the extent the U.S. Treasury Obligation was issued by July 18, 1984.

Unless an applicable treaty exemption applies and proper certification is made, amounts otherwise distributable by the Trust to a Foreign Investor will generally be subject to withholding taxes under Section 1441 of the Code unless the Unitholder timely provides his financial representative or the Trustee with a statement that (i) is signed by the Unitholder under penalties of perjury, (ii) certifies that such Unitholder is not a United States person, or in the case of an individual, that he is neither a citizen nor a resident of the United States, and (iii) provides the name and address of the Unitholder. The statement may be made, at the option of the person otherwise required to withhold, on Form W-8 or on a substitute form that is substantially similar to Form W-8. If the information provided on the statement changes, the beneficial owner must so inform the person otherwise required to withhold within 30 days of such change.

Foreign Unitholders should consult their own tax advisers with respect to the foreign and United States tax consequences or ownership of Units.

It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes.

It should also be remembered that Unitholders may be required for Federal income tax purposes to include amounts in ordinary gross income in advance of the receipt of the cash attributable to such income.

The market discount rules do not apply to stripped U.S. Treasury Obligations because they are stripped debt instruments subject to special original issue discount rules. Unitholders should consult their tax advisers as to the amount of original issue discount which accrues.

If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deduction for any interest expense incurred by the Unitholder which is incurred to purchase or
                                                                           US-5
                        U.S. TREASURY PORTFOLIO SERIES
carry his Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unitholders should consult their tax advisers regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.

The tax basis of a Unitholder with respect to his interest in a U.S. Treasury Obligation is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount, if any, on the U.S. Treasury Obligations held by a Trust in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized acquisition premium which the Unitholder has properly elected to amortize under Section 171 of the Code. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of the Trust.

A Unitholder will recognize taxable capital gain (or loss) when all or part of his pro rata interest in a U.S. Treasury Obligation is disposed of in a taxable transaction for an amount greater (or less) than his tax basis therefor. Any gain recognized on a sale or exchange and not constituting a realization of accrued "market discount," and any loss will, under current law, generally be capital gain or loss except in the case of a dealer or financial institution. As previously discussed, gain realized on the disposition of the interest of a Unitholder in any U.S. Treasury Obligation deemed to have been acquired with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount not previously taken into income. Any capital gain or loss arising from the disposition of a U.S. Treasury Obligation by the Trust or the disposition of Units by a Unitholder will be short term capital gain or loss unless the Unitholder has held his Units for more than one year in which case such capital gain or loss will be long term. The tax cost reduction requirements of the Code relating to amortization of bond premium may under some circumstances, result in the Unitholder realizing taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets including his pro rata portion of the U.S. Treasury Obligations represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed.

Each Unitholder (other than a foreign investor who has properly provided the certifications described above) will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder had not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder will be subject to back up withholding.

TAX REPORTING AND REALLOCATION

Because each Trust receives interest and makes monthly distributions based upon such Trust's expected total collections of interest and any anticipated expenses, certain tax reporting consequences may arise. Each Trust is required to report Unitholder information to the Internal Revenue Service ("IRS"), based upon the actual collection of interest by such Trust on the securities in such Trust, without regard to such Trust's expenses or to such Trust's payments to Unitholders during the year. If distributions to Unitholders
US-6
                        U.S. TREASURY PORTFOLIO SERIES
exceed interest collected, the difference will be reported as a return of principal which will reduce a Unitholder's cost basis in its Units (and its pro rata interest in the securities in the Trust). A Unitholder must include in taxable income the amount of income reported by a Trust to the IRS regardless of the amount distributed to such Unitholder. If a Unitholder's share of taxable income exceeds income distributions made by a Trust to such Unitholder, such excess is in all likelihood attributable to the payment of miscellaneous expenses of such Trust which will not be deductible by an individual Unitholder as an itemized deduction except to the extent that the total amount of certain itemized deductions, such as investment expenses (which would include the Unitholder's share of Trust expenses), tax return preparation fees and employee business expenses, exceeds 2% of such Unitholder's adjusted gross income. Alternatively, in certain cases, such excess may represent an increase in the Unitholder's tax basis in the Units owned. Investors with questions regarding these issues should consult with their tax advisers.

ESTIMATED CASH FLOWS TO UNITHOLDERS

The tables below set forth the per Unit estimated distributions of interest and principal to Unitholders. The tables assume no changes in Trust expenses, no redemptions or sales of the underlying U.S. Treasury Obligations prior to maturity and the receipt of all principal due upon maturity. To the extent the foregoing assumptions change actual distributions will vary.

U.S. TREASURY PORTFOLIO SERIES 15

                                     ESTIMATED      ESTIMATED      ESTIMATED
                                      INTEREST      PRINCIPAL        TOTAL
                DATES               DISTRIBUTION   DISTRIBUTION   DISTRIBUTION
     ----------------------------   ------------   ------------   ------------
     Sep 15, 1995                     $0.00302                      $0.00302
     Oct 15, 1995 to Feb 15, 1997     $0.04525                      $0.04525
     Feb 28, 1997                           --       $2.00000       $2.00000
     Mar 15, 1997                     $0.04129                      $0.04129
     Apr 15, 1997 to Aug 15, 1997     $0.03745                      $0.03745
     Sep 15, 1997                     $0.03745       $2.00000       $2.03745
     Oct 15, 1997 to Jan 15, 1998     $0.02825                      $0.02825
     Feb 15, 1998                     $0.02825       $2.00000       $2.02825
     Mar 15, 1998 to Aug 15, 1998     $0.01905                      $0.01905
     Aug 31, 1998                           --       $2.00000       $2.00000
     Sep 15, 1998                     $0.01415                      $0.01415
     Oct 15, 1998 to Mar 15, 1999     $0.00945                      $0.00945
     Apr 15, 1999                     $0.00945       $2.00000       $2.00945

                                                                           US-7
                        U.S. TREASURY PORTFOLIO SERIES
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GENERAL INFORMATION

RATING OF UNITS

Standard & Poor's, a Division of The McGraw-Hill Companies, Inc. ("Standard & Poor's") has rated the Units of any Rolling Income Treasury Series, U.S. Treasury Portfolio Series or GNMA Portfolio Series "AAA." Because the Securities in an Insured Trust Fund in a Tax-Exempt Portfolio Series or an Insured Corporate Series are insured as to the scheduled payment of principal and interest and on the basis of the financial condition and the method of operation of the insurance companies referred to in "Insurance on the Bonds" for each such Trust, Standard & Poor's has also rated the Units of any Insured Trust Fund "AAA." This is the highest rating assigned by Standard & Poor's. Standard & Poor's has been compensated by the Sponsor for its services in rating Units of the Trust Funds.

A Standard & Poor's rating (as described by Standard & Poor's) on the units of an investment trust (hereinafter referred to collectively as "units" or "trust") is a current assessment of creditworthiness with respect to the investments held by such trust. This assessment takes into consideration the financial capacity of the issuers and of any guarantors, insurers, lessees, or mortgagors with respect to such investments. The assessment, however, does not take into account the extent to which trust expenses or portfolio asset sales for less than the trust's purchase price will reduce payment to the Unitholder of the interest and principal required to be paid on the portfolio assets. In addition, the rating is not a recommendation to purchase, sell, or hold units, inasmuch as the rating does not comment as to market price of the units or suitability for a particular investor.

Trusts rated "AAA" are composed exclusively of assets that are rated "AAA" by Standard & Poor's or have, in the opinion of Standard & Poor's, credit characteristics comparable to assets rated "AAA," or certain short-term investments. Standard & Poor's defines its "AAA" rating for such assets as the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is very strong.

Securities in an Insured Trust Fund for which insurance has been obtained by the Issuer or the Sponsor (all of which were rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's Investors Service, Inc.) may or may not have a higher yield than uninsured Securities rated "AAA" by Standard & Poor's or "Aaa" by Moody's Investors Service, Inc. In selecting Securities for the portfolios of an Insured Trust Fund, the Sponsor has applied the criteria hereinbefore described.

TRUST INFORMATION

Because certain of the Securities in certain of the Trusts may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those securities purchased on a "when, as and if issued" basis ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such Trust.

Securities in certain of the Trust Funds may have been purchased on a "when, as and if issued" or delayed delivery basis with delivery expected to take place after the First Settlement Date. See "Notes to Portfolios" for each Trust. Accordingly, the delivery of such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of
                                                                           GI-1
                              GENERAL INFORMATION
delivery. To the extent any Municipal Bonds in a Tax-Exempt Portfolio are actually delivered to such Trust after their respective expected dates of delivery, Unitholders who purchase Units in such Trust prior to the date such "when, as and if issued" or "delayed delivery" Municipal Bonds are actually delivered to the Trustee would, to the extent such income is not offset by a reduction in the Trustee's fee (or, to the extent necessary, other expenses), be required to reduce their tax basis in their Units of such Trust since the interest accruing on such Municipal Bonds during the interval between their purchase of Units and the actual delivery of such Municipal Bonds would, for tax purposes, be considered a non-taxable return of principal rather than as tax-exempt interest. The result of such adjustment, if necessary, would be, during the first year only, that the Estimated Long-Term Returns may be, and the Estimated Current Returns would be, slightly lower than those shown herein, assuming such Trust portfolios and estimated annual expenses do not vary. See footnote (4) to "Essential Information." Unitholders of all Trusts will be "at risk" with respect to any "when, as and if issued" or "delayed delivery" Securities included in their respective Trust (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units.

The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a Security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities (i) must be payable in United States currency, (ii) must be purchased at a price that results in a yield to maturity and a current return at least equal to that of the Failed Securities as of the Initial Date of Deposit, (iii) shall not be "when, as and if issued" or restricted securities, (iv) must satisfy any rating criteria for Securities originally included in such Trust, (v) not cause the Units of such Trust to cease to be rated AAA by Standard & Poor's. if the Units were so rated on the Initial Date of Deposit and (vi) in the case of Insured Trust Funds must be insured prior to acquisition by a Trust. In connection with an Insured Corporate Series only, Replacement Securities also must (i) be intermediate or long-term, as applicable, corporate bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Securities having no warrants or subscription privileges attached, (ii) be issued after July 18, 1984 if interest thereon is United States source income and (iii) have a fixed maturity of at least 10 years. In connection with a Corporate Income Series only, Replacement Securities also must (i) be corporate bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Securities having no warrants or subscription privileges attached, (ii) be issued after July 18, 1984 and (iii) have a fixed maturity of at least 6 years. In connection with a Tax-Exempt Portfolio only, Replacement Securities must also (i) be tax-exempt bonds issued by the appropriate state or counties, municipalities, authorities or political subdivisions thereof and (ii) have a fixed maturity date of at least 3 years if the bonds are to be deposited in a trust other than a long-term trust or at least 10 years if the bonds are to be deposited in a long-term trust. Whenever a Replacement Security is acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the Securities in a Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge
GI-2
                              GENERAL INFORMATION
attributable to such Failed Securities to all Unitholders of the Trust Fund and the Trustee will distribute the principal and accrued interest attributable to such Failed Securities not more than 30 days after the date on which the Trustee would have been required to purchase a Replacement Security. In addition, Unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unitholders of such Trust Fund.

Whether or not a Replacement Security is acquired, an amount equal to the accrued interest (at the coupon rate of the Failed Securities) will be paid to Unitholders of the Trust Fund to the date the Sponsor removes the Failed Securities from the Trust Fund if the Sponsor determines not to purchase a Replacement Security or to the date of substitution if a Replacement Security is purchased. All such interest paid to Unitholders which accrued after the date of settlement for a purchase of Units will be paid by the Sponsor. In the event a Replacement Security could not be acquired by a Trust, the net annual interest income per Unit for such Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered.

Subsequent to the Initial Date of Deposit, a Security may cease to be rated or its rating may be reduced below any minimum required as of the Initial Date of Deposit. Neither event requires the elimination of such investment from a Trust, but may be considered in the Sponsor's determination to direct the Trustee to dispose of such investment. See "General Information--Investment Supervision."

The Sponsor may not alter the portfolio of a Trust except upon the happening of certain extraordinary circumstances. See "General Information--Investment Supervision." Certain of the Securities may be subject to optional call or mandatory redemption pursuant to sinking fund provisions, in each case prior to their stated maturity. A bond subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer, often at a premium over par. A refunding is a method by which a bond issue is redeemed, at or before maturity, by the proceeds of a new bond issue. A bond subject to sinking fund redemption is one which is subject to partial call from time to time at par with proceeds from a fund accumulated for the scheduled retirement of a portion of an issue to maturity. Special or extraordinary redemption provisions may provide for redemption at par of all or a portion of an issue upon the occurrence of certain circumstances, which may be prior to the optional call dates shown under "Portfolio" for each Trust. Redemption pursuant to optional call provisions is more likely to occur, and redemption pursuant to special or extraordinary redemption provisions may occur, when the Securities have an offering side evaluation which represents a premium over par, that is, when they are able to be refinanced at a lower cost. The proceeds from any such call or redemption pursuant to sinking fund provisions, as well as proceeds from the sale of Securities and from Securities which mature in accordance with their terms from a Trust, unless utilized to pay for Units tendered for redemption, will be distributed to Unitholders of such Trust and will not be used to purchase additional Securities for such Trust. Accordingly, any such call, redemption, sale or maturity will reduce the size and diversity of a Trust and the net annual interest income of such Trust and may reduce the Estimated Current Return and the Estimated Long-Term Return. See "General Information--Interest, Estimated Long-Term Return and Estimated Current Return." The call, redemption, sale or maturity of Securities also may have tax consequences to a Unitholder. See "Federal Tax Status" for each Trust. Information with respect to the call provisions and maturity dates of the Securities is contained in "Portfolio" for each Trust.

Each Unit of a Trust represents an undivided fractional interest in the Securities deposited therein, in the ratio shown under "Essential
Information." Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple or fraction thereof, subject to each Trust's minimum investment requirement of one Unit. Fractions of Units will be computed to three decimal points. To the
                                                                           GI-3
                              GENERAL INFORMATION
extent that Units of a Trust are redeemed, the principal amount of Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of such Trust will increase. See "General Information--Redemption."

Certain of the Securities in certain of the Trusts may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. A discount security held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and loss in the form of tax-exempt interest income than a comparable security newly issued at current market rates. See "Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

Certain of the Securities in certain of the Trust Funds may be "zero coupon" bonds, i.e., an original issue discount bond that does not provide for the payment of current interest. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest currently. For the Federal tax consequences of original issue discount securities such as the zero coupon bonds, see "Federal Tax Status" for each Trust.

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Security which might reasonably be expected to have a material adverse effect on the Trust Funds. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Securities. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust Funds. The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security.

RETIREMENT PLANS

Units of the Trusts (other than a Tax-Exempt Portfolio) may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans, certain of which are briefly described below.
GI-4
                              GENERAL INFORMATION

Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trusts will waive the $1,000 minimum investment requirement for IRA accounts. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary.

Individual Retirement Account--IRA. Any individual under age 70 1/2 may contribute the lesser of $2,000 or 100% of compensation to an IRA annually. Such contributions are fully deductible if the individual (and spouse if filing jointly) are not covered by a retirement plan at work. The deductible amount an individual may contribute to an IRA will be reduced $10 for each $50 of adjusted gross income over $25,000 ($40,000 if married, filing jointly or $0 if married, filing separately), if either an individual or their spouse (if married, filing jointly) is an active participant in an employer maintained retirement plan. Thus, if an individual has adjusted gross income over $35,000 ($50,000 if married, filing jointly or $0 if married, filing separately) and if an individual or their spouse is an active participant in an employer maintained retirement plan, no IRA deduction is permitted. Under the Internal Revenue Code of 1986, as amended (the "Code"), an individual may make nondeductible contributions to the extent deductible contributions are not allowed. All distributions from an IRA (other than the return of certain excess contributions) are treated as ordinary income for federal income taxation purposes provided that under the Code an individual need not pay tax on the return of nondeductible contributions. The amount includable in income for the taxable year is the portion of the amount withdrawn for the taxable year as the individual's aggregate deductible IRA contributions bear to the aggregate balance of all IRAs of the individual.

A participant's interest in an IRA must be, or commence to be, distributed to the participant not later than April 1 of the calendar year following the year during which the participant attains age 70 1/2. Distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability, or where the amount distributed is to be rolled over to another IRA, or where the distributions are taken as a series of substantially equal periodic payments over the participant's life or life expectancy (or the joint lives or life expectancies of the participant and the designated beneficiary) are generally subject to a surtax in an amount equal to 10% of the distribution. The amount of such periodic payments may not be modified before the later of five years or attainment of age 59 1/2. Excess contributions are subject to an annual 6% excise tax.

IRA applications, disclosure statements and trust agreements are available from the Sponsor upon request.

Qualified Retirement Plans. Units of a Trust may be purchased by qualified pension or profit sharing plans maintained by corporations, partnerships or sole proprietors. The maximum annual contribution for a participant in a money purchase pension plan or to paired profit sharing and pension plans is the lesser of 25% of compensation or $30,000. Prototype plan documents for establishing qualified retirement plans are available from the Sponsor upon request.

Excess Distributions Tax. In addition to the other taxes due by reason of a plan distribution, a tax of 15% may apply to certain aggregate distributions from IRAs, Keogh plans, and corporate retirement plans to the extent such aggregate taxable distributions exceed specified amounts (generally $150,000, as adjusted) during a tax year. This 15% tax will not apply to distributions on account of death, qualified
                                                                           GI-5
                              GENERAL INFORMATION
domestic relations orders or amounts eligible for tax-deferred rollover treatment. In general, for lump sum distributions the excess distributions over $750,000 (as adjusted) will be subject to the 15% tax.

The Trustee, Investors Fiduciary Trust Company, has agreed to act as custodian for certain retirement plan accounts. An annual fee of $12.00 per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the Trustee to act as custodian must complete a Kemper UIT/IRA application and forward it along with a check made payable to Investors Fiduciary Trust Company. Certificates for Individual Retirement Accounts cannot be issued.

DISTRIBUTION REINVESTMENT

Each Unitholder of a Trust may elect to have distributions of principal (including capital gains, if any) or interest or both automatically invested without charge in shares of any mutual fund which is registered in such Unitholder's state of residence and is underwritten or advised by an affiliate of the Sponsor, Kemper Financial Services, Inc. (the "Kemper Funds"), other than those Kemper Funds sold with a contingent deferred sales charge.

If individuals indicate they wish to participate in the Reinvestment Program but do not designate a reinvestment fund, the Program Agent referred to below will contact such individuals to determine which reinvestment fund or funds they wish to elect. Since the portfolio securities and investment objectives of such Kemper Funds generally will differ significantly from that of the Trusts, Unitholders should carefully consider the consequences before selecting such Kemper Funds for reinvestment. Detailed information with respect to the investment objectives and the management of the Funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the Record Date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent. See "General Information--Unitholders--Distributions to Unitholders."

The Program Agent is Investors Fiduciary Trust Company. All inquiries concerning participation in distribution reinvestment should be directed to the Program Agent at P.O. Box 419430, Kansas City, Missouri 64173-0216, telephone (816) 474-8786.

INTEREST, ESTIMATED LONG-TERM RETURN AND ESTIMATED CURRENT RETURN

As of the opening of business on the Initial Date of Deposit, the Estimated Long-Term Return and the Estimated Current Return, if applicable, for each Trust were as set forth in the "Essential Information" for each Trust. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of the Securities while the Public Offering Price will
GI-6
                              GENERAL INFORMATION
vary with changes in the offering price of the underlying Securities and accrued interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements or average life of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only net annual interest income and Public Offering Price.

In order to acquire certain of the Securities contracted for by a Trust, it may be necessary for the Sponsor or Trustee to pay on the dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amount which will be made available in the letter of credit furnished by the Sponsor on the Initial Date of Deposit. The Trustee has agreed to pay any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the Securities deposited in that Trust.

Payments received in respect of mortgages underlying Ginnie Maes in each series of a GNMA Portfolio will consist of a portion representing interest and a portion representing principal. Although the aggregate monthly payment made by the obligor on each mortgage remains constant (aside from optional prepayments of principal), in the early years most of each such payment will represent interest, while in later years, the proportion representing interest will decline and the proportion representing principal will increase. However, by reason of optional prepayments, principal payments in the earlier years on mortgages underlying Ginnie Maes may be substantially in excess of those required by the amortization schedules of such mortgages. Therefore, principal payments in later years may be substantially less since the aggregate unpaid principal balances of such underlying mortgages may have been greatly reduced. To the extent that the underlying mortgages bearing higher interest rates in a GNMA Portfolio are prepaid faster than the other underlying mortgages, the net annual interest rate per Unit and the Estimated Current Return on the Units of a GNMA Portfolio can be expected to decline. Monthly payments to the Unitholders of a GNMA Portfolio will reflect all of these factors.

MARKET FOR UNITS

After the initial offering period, while not obligated to do so, the Sponsor intends to, and certain of the Underwriters may, subject to change at any time, maintain a market for Units of the Trust Funds offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the aggregate bid prices of the underlying Securities in such Trusts, together with accrued interest to the expected dates of settlement. To the extent that a market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate offering side evaluation of the Securities in the Trusts. The aggregate bid prices of the underlying Securities in each Trust are expected to be less than the related aggregate offering prices (which is the evaluation method used during the initial public offering period). Accordingly, Unitholders who wish to dispose of their Units should inquire of their bank or broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

The offering price of any Units resold by the Sponsor or Underwriters will be in accord with that described in the currently effective Prospectus describing such Units. Any profit or loss resulting from the
                                                                           GI-7
                              GENERAL INFORMATION
resale of such Units will belong to the Sponsor and/or the Underwriters. The Sponsor and/or the Underwriters may suspend or discontinue purchases of Units of any Trust if the supply of Units exceeds demand, or for other business reasons.

REDEMPTION

A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee, Investors Fiduciary Trust Company, P.O. Box 419430, Kansas City, Missouri, 64173-0216 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the Redemption Price for such Trust, determined as set forth below under "Computation of Redemption Price," as of the evaluation time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be cancelled and any undivided fractional interest in the Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities in the Trust at the time of redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a certain percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing interest shall be withdrawn from the Interest Account for such Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Principal Account for such Trust. The Trustee is empowered to sell Securities GI-8
                              GENERAL INFORMATION
for a Trust in order to make funds available for the redemption of Units of such Trust. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. To the extent Securities are sold, the size and diversity of a Trust will be reduced.

In the case of a Rolling Income Treasury Series, a U.S. Treasury Portfolio or a GNMA Portfolio, Securities will be sold by the Trustee so as to maintain, as closely as practicable, the original percentage relationship between the principal amounts of the Securities in such Trusts. The Securities to be sold for purposes of redeeming Units will be selected from a list supplied by the Sponsor. The Securities will be chosen for this list by the Sponsor on the basis of such market and credit factors as it may determine are in the best interests of such Trusts. Provision is made under the related Trust Agreements for the Sponsor to specify minimum face amounts in which blocks of Securities are to be sold in order to obtain the best price available. While such minimum amounts may vary from time to time in accordance with market conditions, it is anticipated that the minimum face amounts which would be specified would range from $25,000 to $100,000. Sales may be required at a time when the Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum principal amount in which U.S. Treasury Obligations and Ginnie Maes may be required to be sold, the proceeds of such sales may exceed the amount necessary for payment of Units redeemed. To the extent not used to meet other redemption requests in such Trusts, such excess proceeds will be distributed pro rata to all remaining Unitholders of record of such Trusts, unless reinvested in substitute Securities. See "General Information--Investment Supervision."

The Trustee is irrevocably authorized in its discretion, if an Underwriter does not elect to purchase any Unit tendered for redemption, in lieu of redeeming such Units, to sell such Units in the over-the-counter market for the account of tendering Unitholders at prices which will return to the Unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Units. In the event of any such sale, the Trustee shall pay the net proceeds thereof to the Unitholders on the day they would otherwise be entitled to receive payment of the Redemption Price.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreements; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price. The Redemption Price for Units of each Trust is computed by the Evaluator as of the evaluation time stated under "Essential Information" next occurring after the tendering of a Unit for redemption and on any other business day desired by it, by:

A. adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities;
(2) the aggregate value of each issue of the Securities (including "when issued" contracts, if any) held in the Trust as determined by the Evaluator on the basis of bid prices therefor; and (3) interest accrued and unpaid on the Securities in the Trust as of the date of computation;
                                                                           GI-9
                              GENERAL INFORMATION

B. deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the Trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account described under "General Information--Expenses of the Trusts"; (2) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees and any insurance costs), the Evaluator, the Sponsor and bond counsel, if any;
(3) cash held for distribution to Unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the Trust; and

C. finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.

UNITHOLDERS

Ownership of Units. Ownership of Units of any Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Certificates, if issued, will be so noted on the confirmation statement sent to the Underwriter and broker. Non-receipt of such certificate(s) must be reported to the Trustee within one year; otherwise, a 2% surety bond fee will be required for replacement.

Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

Units may be purchased and certificates, if requested will be issued in denominations of one Unit subject to each Trust's minimum investment requirement of 100 Units or any whole Unit multiple thereof subject to any minimum requirement established by the Sponsor from time to time. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

Distributions to Unitholders. Interest received by each Trust, including any portion of the proceeds from a disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest Account for such Trust. All other receipts are credited by the Trustee to a separate Principal Account for the Trust. The Trustee normally has no cash for distribution to Unitholders until it receives interest payments on the Securities in the Trust. Since interest usually is paid semi-annually (monthly in the case of a GNMA Portfolio), during the initial months of the Trusts, the Interest Account of each Trust, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. On the dates set forth under "Essential Information" for each Trust, the Trustee will commence distributions, in part from funds advanced by the Trustee.
GI-10
                              GENERAL INFORMATION

Thereafter, assuming the Trust retains its original size and composition, after deduction of the fees and expenses of the Trustee, the Sponsor and Evaluator and reimbursements (without interest) to the Trustee for any amounts advanced to a Trust, the Trustee will normally distribute on each Interest Distribution Date (the fifteenth of the month) or shortly thereafter to Unitholders of record of such Trust on the preceding Record Date (which is the first day of each month). Unitholders of the Trusts will receive an amount substantially equal to one-twelfth of such holders' pro rata share of the estimated net annual interest income to the Interest Account of such Trust. However, interest earned at any point in time will be greater than the amount actually received by the Trustee and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is added to the daily value of the Units. If Unitholders of a Trust sell or redeem all or a portion of their Units, they will be paid their proportionate share of the accrued interest of such Trust to, but not including, the fifth business day after the date of a sale or to the date of tender in the case of a redemption.

In order to equalize distributions and keep the undistributed interest income of the Trusts at a low level, all Unitholders of record in such Trust on the first Record Date will receive an interest distribution on the first Interest Distribution Date. Because the period of time between the first Interest Distribution Date and the regular distribution dates may not be a full period, the first regular distributions may be partial distributions.

Unitholders of a U.S. Treasury Portfolio which contains Stripped Treasury Securities should note that Stripped Treasury Securities are sold at a deep discount because the buyer of those securities obtains only the right to receive a future fixed payment on the security and not any rights to periodic interest payments thereon. Purchasers of these Securities acquire, in effect, discount obligations that are economically identical to the "zero-coupon bonds" that have been issued by corporations. Zero coupon bonds are debt obligations which do not make any periodic payments of interest prior to maturity and accordingly are issued at a deep discount. Under generally accepted accounting principles, a holder of a security purchased at a discount normally must report as an item of income for financial accounting purposes the portion of the discount attributable to the applicable reporting period. The calculation of this attributable income would be made on the "interest" method which generally will result in a lesser amount of includible income in earlier periods and a correspondingly larger amount in later periods. For Federal income tax purposes, the inclusion will be on a basis that reflects the effective compounding of accrued but unpaid interest effectively represented by the discount. Although this treatment is similar to the "interest" method described above, the "interest" method may differ to the extent that generally accepted accounting principles permit or require the inclusion of interest on the basis of a compounding period other than the semi-annual period. See "Federal Tax Status" for the U.S. Treasury Portfolios, if any.

Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. Since interest on Bonds in the Trusts is payable at varying intervals, usually in semi-annual installments, and distributions of income are made to Unitholders at different intervals from receipt of interest, the interest accruing to a Trust may not be equal to the amount of money received and available for distribution from the Interest Account. Therefore, on each Distribution Date the amount of interest actually deposited in the Interest Account of a Trust and available for distribution may be slightly more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances, the Trustee is authorized by the Trust Agreements to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds available in the Interest Account for such Trust.
                                                                          GI-11
                              GENERAL INFORMATION

The Trustee will distribute on each Distribution Date or shortly thereafter, to each Unitholder of record of a Trust on the preceding Record Date, an amount substantially equal to such holder's pro rata share of the cash balance, if any, in the Principal Account of such Trust computed as of the close of business on the preceding Record Date. However, no distribution will be required if the balance in the Principal Account is less than $.01 per Unit. Notwithstanding the foregoing, the Trustee will make a distribution to Unitholders of all principal relating to maturing U.S. Treasury Obligations in any Trust within twelve business days of the date of such maturity unless such principal is reinvested in Reinvestment Securities in connection with a Rolling Income Treasury Series.

In connection with GNMA Portfolios only, the terms of the Ginnie Maes provide for payment to the holders thereof (including a GNMA Portfolio) on the fifteenth day of each month of amounts collected by or due to the issuers thereof with respect to the underlying mortgages during the preceding month. The Trustee will collect the interest due a GNMA Portfolio on the Securities therein as it becomes payable and credit such interest to a separate Interest Account for such GNMA Portfolio created by the Indenture. Distributions will be made to each Unitholder of record of a GNMA Portfolio on the appropriate Distribution Date (see "Essential Information") and will consist of an amount substantially equal to such Unitholder's pro rata share of the cash balances, if any, in the Interest Account, the Principal Account and any Capital Gains Account of such GNMA Portfolio, computed as of the close of business on the preceding Record Date.

Statements to Unitholders. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of interest and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of each Trust are required to be audited annually, at the Trust's expense, by independent auditors designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders of such Trust. The accountants' report will be furnished by the Trustee to any Unitholder of such Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of a Trust a statement, covering the calendar year, setting forth for the applicable Trust:

A. As to the Interest Account:

1. The amount of interest received on the Securities (and for Tax-Exempt Portfolios, the percentage of such amount by states and territories in which the issuers of such Securities are located);

2. The amount paid from the Interest Account representing accrued interest of any Units redeemed;

3. The deductions from the Interest Account for applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Sponsor, the Evaluator, and, if any, of bond counsel;

4. Any amounts credited by the Trustee to the Reserve Account described under "General Information--Expenses of the Trusts";

5. The net amount remaining after such payments and deductions, expressed both as a total dollar amount and a dollar amount per Unit outstanding on the last business day of such calendar year; and

B. As to the Principal Account:

1. The dates of the maturity, liquidation or redemption of any of the Securities and the net proceeds received therefrom excluding any portion credited to the Interest Account;
GI-12
                              GENERAL INFORMATION

2. The amount paid from the Principal Account representing the principal of any Units redeemed;

3. The deductions from the Principal Account for payment of applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Sponsor, the Evaluator, and, if any, of bond counsel;

4. The amount of when-issued interest treated as a return of capital, if any;

5. Any amounts credited by the Trustee to the Reserve Account described under "General Information--Expenses of the Trusts";

6. The net amount remaining after distributions of principal and deductions, expressed both as a dollar amount and as a dollar amount per Unit outstanding on the last business day of the calendar year; and

C. The following information:

1. A list of the Securities as of the last business day of such calendar year;

2. The number of Units outstanding on the last business day of such calendar year;

3. The Redemption Price based on the last evaluation made during such calendar year;

4. The amount actually distributed during such calendar year from the Interest and Principal Accounts (and Capital Gains Account, if applicable) separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

Rights of Unitholders. A Unitholder may at any time tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate a Trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a Trust.

No Unitholder shall have the right to control the operation and management of any Trust in any manner, except to vote with respect to the amendment of the Trust Agreements or termination of any Trust.

INVESTMENT SUPERVISION

The Sponsor may not alter the portfolios of the Trusts by the purchase, sale or substitution of Securities, except in the special circumstances noted below and as indicated earlier under "General Information--Trust Information" regarding the substitution of Replacement Securities for any Failed Securities. Thus, with the exception of the redemption or maturity of Securities in accordance with their terms, the assets of the Trusts will remain unchanged under normal circumstances.

The Sponsor may direct the Trustee to dispose of Securities the value of which has been affected by certain adverse events including institution of certain legal proceedings or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the Sponsor the retention of such Securities in a Trust would be detrimental to the interest of the Unitholders. The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the Principal Account of such Trust for distribution to the Unitholders.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of Securities to issue new obligations in exchange or substitution for any of such Securities pursuant to a refunding financing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Securities or (2) in the written opinion of the Sponsor the issuer will probably default with
                                                                          GI-13
                              GENERAL INFORMATION
respect to such Securities in the reasonably forseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder, identifying the Securities eliminated and the Securities substituted therefor.

The Trustee may sell Securities, designated by the Sponsor, from a Trust for the purpose of redeeming Units of such Trust tendered for redemption and the payment of expenses.

ADMINISTRATION OF THE TRUSTS

The Trustee. The Trustee, Investors Fiduciary Trust Company, is a trust company specializing in investment related services, organized and existing under the laws of Missouri, having its trust office at 127 West 10th Street, Kansas City, Missouri 64105. The Trustee is subject to supervision and examination by the Division of Finance of the State of Missouri and the Federal Deposit Insurance Corporation. Investors Fiduciary Trust Company is owned by State Street Boston Corporation.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any Trust. For information relating to the responsibilities of the Trustee under the Trust Agreements, reference is made to the material set forth under "General Information--Unitholders."

In accordance with the Trust Agreements, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of each Trust. Such books and records shall be open to inspection by any Unitholder of such Trust at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreements on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in each Trust. Pursuant to the Trust Agreements, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trusts.

Under the Trust Agreements, the Trustee or any successor trustee may resign and be discharged of its duties created by the Trust Agreements by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreements. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee shall be a corporation organized under the laws of the United States, or any state thereof, which is authorized under such laws to exercise trust powers. The Trustee shall have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.
GI-14
                              GENERAL INFORMATION

The Evaluator. Kemper Unit Investment Trusts, a service of Kemper Securities, Inc., the Sponsor, also serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder. At the present time, pursuant to a contract with the Evaluator, Muller Data Corporation, a non-affiliated firm regularly engaged in the business of evaluating, quoting or appraising comparable securities, provides, for both the initial offering period and secondary market transactions, portfolio evaluations of the Securities in the Trusts which are then reviewed by the Evaluator. In the event the Sponsor is unable to obtain current evaluations from Muller Data Corporation, it may make its own evaluations or it may utilize the services of any other non-affiliated evaluator or evaluators it deems appropriate.

Amendment and Termination. The Trust Agreements may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or
(3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreements with respect to the Trusts may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of such Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of such Trust. In no event shall any Trust Agreement be amended to increase the number of Units of a Trust issuable thereunder or to permit, except in accordance with the provisions of such Trust Agreement, the acquisition of any Securities in addition to or in substitution for those initially deposited in a Trust. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

The Trust Agreements provide that the Trusts shall terminate upon the maturity, redemption or other disposition of the last of the Securities held in a Trust. If the value of a Trust shall be less than the applicable minimum value stated under "Essential Information," the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. A Trust may be terminated at any time by the holders of Units representing 66 2/3% of the Units thereof then outstanding. In the event of termination of a Trust, written notice thereof will be sent by the Trustee to all Unitholders of such Trust. Within a reasonable period after termination, the Trustee will sell any Securities remaining in such Trust and, after paying all expenses and charges incurred by the Trust, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Interest and Principal Accounts (and Capital Gains Account, if applicable) of such Trust.

Limitations on Liability. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreements, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreements or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.
                                                                          GI-15
                              GENERAL INFORMATION

The Trustee: The Trust Agreements provide that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of monies, Securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Trust Agreements contain other customary provisions limiting the liability of the Trustee.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreements provide that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable only for its gross negligence, lack of good faith or willful misconduct.

EXPENSES OF THE TRUSTS

The Sponsor will charge the Trusts a surveillance fee for services performed for the Trusts in an amount not to exceed that amount set forth in "Essential Information" but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the Sponsor for providing such services. Such fee shall be based on the total number of Units of the related Trust outstanding as of the January Record Date for any annual period. The Sponsor will receive a portion of the sales commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trusts. The Sponsor and other Underwriters have borne all the expenses of creating and establishing the Trusts including the cost of the initial preparation, printing and execution of the Prospectus, Trust Agreements and certificates, legal and accounting expenses, advertising and selling expenses, payment of closing fees, the expenses of the Trustee, evaluation fees relating to the deposit and other out-of-pocket expenses.

The Trustee receives for its services fees set forth under "Essential Information." The Trustee fee which is calculated monthly is based on the largest aggregate principal amount of Securities in a Trust at any time during the period. In no event shall the Trustee be paid less than $2,000 per Trust in any one year. Funds that are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal trust procedures; however, the Trustee is also authorized by the Trust Agreements to make from time to time certain non-interest bearing advances to the Trusts. During the first year the Trustee has agreed to lower its fees and absorb expenses by the amount set forth under "Essential Information." The Trustee's fee will not be increased in future years in order to make up this reduction in the Trustee's fee. The Trustee's fee is payable on or before each Distribution Date.

For evaluation of Securities in each Trust, the Evaluator shall receive a fee, payable monthly, calculated on the basis of that annual rate set forth under "Essential Information," based upon the largest aggregate principal amount of Securities in such Trust at any time during such monthly period.
GI-16
                              GENERAL INFORMATION

The Trustee's and Evaluator's fees are deducted first from the Interest Account of a Trust to the extent funds are available and then from the Principal Account. Such fees may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index entitled "All Services Less Rent of Shelter," published by the United States Department of Labor, or any equivalent index substituted therefor. In addition, the Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions).

The following additional charges are or may be incurred by the Trusts: (a) fees for the Trustee's extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses and insurance costs for Insured Trust Funds, but not including any fees and expenses charged by any agent for custody and safeguarding of Securities) and of bond counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect a Trust or the rights and interests of the Unitholders;
(e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of a Trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct; and (g) expenditures incurred in contacting Unitholders upon termination of the Trusts. The fees and expenses set forth herein are payable out of the appropriate Trust and, when owing to the Trustee, are secured by a lien on such Trust. Fees or charges relating to a Trust shall be allocated to each Trust in the same ratio as the principal amount of such Trust bears to the total principal amount of all Trusts. Fees or charges relating solely to a particular Trust shall be charged only to such Trust.

Fees and expenses of the Trusts shall be deducted from the Interest Account thereof, or, to the extent funds are not available in such Account, from the Principal Accounts. The Trustee may withdraw from the Principal Account or the interest Account of any Trust such amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges or other extraordinary expenses payable out of the Trust. Amounts so withdrawn shall be credited to a separate account maintained for a Trust known as the Reserve Account and shall not be considered a part of the Trust when determining the value of the Units until such time as the Trustee shall return all or any part of such amounts to the appropriate account.

THE SPONSOR

The Sponsor, Kemper Unit Investment Trusts, with an office at 77 West Wacker Drive, 29th Floor, Chicago, Illinois 60601, (800) 621-5024, is a service of Kemper Securities, Inc., which is a wholly-owned subsidiary of Kemper Financial Companies, Inc. which, in turn, is a wholly-owned subsidiary of Kemper Corporation. The Sponsor acts as underwriter of a number of other Kemper unit investment trusts and will act as underwriter of any other unit investment trust products developed by the Sponsor in the future. As of December 31, 1994, the total stockholder's equity of Kemper Securities, Inc. was $252,676,937.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreements or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be
                                                                          GI-17
                              GENERAL INFORMATION
prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreements and liquidate the Trusts as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreements.

The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to these Trusts. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trusts. More comprehensive financial information can be obtained upon request from the Sponsor.

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The statements of condition and the related portfolios at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in the Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.
GI-18
                              GENERAL INFORMATION

                                                                           PAGE
CONTENTS                                                                  ------
SUMMARY..................................................................      2
ESSENTIAL INFORMATION....................................................      3
THE TRUST FUNDS..........................................................      6
REPORT OF INDEPENDENT CERTIFIED PUBLIC
  ACCOUNTANTS............................................................      8
STATEMENTS OF CONDITION..................................................      9
PUBLIC OFFERING OF UNITS.................................................     10
 Public Offering Price...................................................     10
 Accrued Interest........................................................     12
 Comparison of Public Offering Price and Redemption Price................     13
 Public Distribution of Units............................................     13
 Profits of Sponsor and Underwriters.....................................     15
THE ROLLING INVESTMENT TREASURY SERIES................................... RITS-1
 The Trust Portfolio..................................................... RITS-1
 Reinvestment............................................................ RITS-1
 Risk Factors............................................................ RITS-2
 Portfolios.............................................................. RITS-3
 Notes to Portfolios..................................................... RITS-3
 Federal Tax Status...................................................... RITS-4
 Tax Reporting and Reallocation.......................................... RITS-5
 Estimated Cash Flows to Unitholders..................................... RITS-6
 Taxable Equivalent Estimated Current Return
   Table................................................................. RITS-7
THE U.S. TREASURY PORTFOLIO SERIES.......................................   US-1
 The Trust Portfolio.....................................................   US-1
 Risk Factors............................................................   US-1
 Portfolios..............................................................   US-2
 Notes to Portfolios.....................................................   US-2
 Federal Tax Status......................................................   US-3
 Tax Reporting and Reallocation..........................................   US-6
 Estimated Cash Flows to Unitholders.....................................   US-7
GENERAL INFORMATION......................................................   GI-1
 Rating of Units.........................................................   GI-1
 Trust Information.......................................................   GI-1
 Retirement Plans........................................................   GI-4
 Distribution Reinvestment...............................................   GI-6
 Interest, Estimated Long-Term Return and Estimated Current Return.......   GI-6
 Market For Units........................................................   GI-7
 Redemption..............................................................   GI-8
 Unitholders.............................................................  GI-10
 Investment Supervision..................................................  GI-13
 Administration of the Trusts............................................  GI-14
 Expenses of the Trusts..................................................  GI-16
 The Sponsor.............................................................  GI-17
 Legal Opinions..........................................................  GI-18
 Independent Certified Public Accountants................................  GI-18

                      -----------------------------------
THIS PROSPECTUS DOES NOT CONTAIN ALL OF THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT AND EXHIBITS RELATING THERETO, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS MADE.
                      -----------------------------------
NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUSTS, THE TRUSTEE, OR THE SPONSOR. THE TRUSTS ARE REGISTERED AS UNIT INVESTMENT TRUSTS UNDER THE INVESTMENT COMPANY ACT OF 1940. SUCH REGISTRATION DOES NOT IMPLY THAT THE TRUSTS OR THE UNITS HAVE BEEN GUARANTEED, SPONSORED, RECOMMENDED OR APPROVED BY THE UNITED STATES OR ANY STATE OR ANY AGENCY OR OFFICER THEREOF.
                      -----------------------------------
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

                      CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:
       The facing sheet of Form S-6
       The Cross-Reference Sheet
       The Prospectus
       The signatures

The following exhibits:
1.1 Form of Trust Indenture and Agreement for the Trust (to be filed by amendment).

1.1.1 Standard Terms and Conditions of Trust for the Trust (to be filed by amendment).

2.1 Form of Certificate of Ownership (pages two to four, inclusive, of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1).

3.1 Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under the headings "Federal Tax Status" and "Legal Opinions" in the Prospectus and opinion of counsel as to Federal income tax status of the securities being registered and certain Missouri tax matters (to be filed by amendment).

4.1    Consent of Standard & Poor's (to be filed by amendment).

4.2    Consent of Muller Data Corporation (to be filed by amendment).

4.3    Consent of Grant Thornton LLP (to be filed by amendment).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Spire Defined Funds Series 38, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, and State of Illinois, on the 18th day of September, 1995.


                                     SPIRE DEFINED FUNDS SERIES 38
                                           Registrant

                                     By:  EVEREN SECURITIES, INC.
                                           Depositor

                                     By: /s/ Robert K. Burke
                                        ----------------------------------------

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on September 18, 1995 by the following persons, who constitute a majority of the Board of Directors of Everen Securities, Inc.


              Signature               Title
              ---------               -----

          James R. Boris              Chairman and Chief Executive Officer
    ------------------------------    ------------------------------------
          James R. Boris

          Steven G. McConahey         President and Chief Operating Officer
    --------------------------------- -------------------------------------
          Steven F. McConahey

          Frank V. Geremia            Senior Executive Vice President,
    -----------------------------     --------------------------------
          Frank V. Geremia

          David M. Greene             Senior Executive Vice President
    ----------------------------      -------------------------------
          David M. Greene


          Ramon Pecuch                Senior Executive Vice President and
    ------------------------          -----------------------------------
          Ramon Pecuch                             Director
                                                   --------


          Thomas R. Reedy             Senior Executive Vice President and
    ------------------------------    -----------------------------------
          Thomas R. Reedy                          Director
                                                   --------

          Janet L.Reali               Executive Vice President, Corporate
    -------------------------         -----------------------------------
          Janet L. Reali                    Counsel and Secretary
                                            ---------------------


          Daniel D. Williams          Executive Vice President and Treasurer
    ------------------------------    --------------------------------------
          Daniel D. Williams




                                        /s/ Robert K. Burke
                                        ----------------------------------------
                                            Robert K. Burke

     Robert K. Burke signs these documents pursuant to Power of Attorney filed with the Securities and Exchange Commission with Amendment No. 1 to the Registration Statement on Form S-6 for Kemper Defined Funds Series 28 (Registration No. 33-56779).